Exhibit 99.2

Husky Energy Inc.

Management Information Circular

March 8, 2013

Notice of Annual Meeting of Shareholders Tuesday, May 7, 2013 TELUS Spark, the New Science Centre, 220 St. George’s Drive N.E. Calgary, Alberta, Canada

Husky Energy Inc.

707 - 8th Avenue S.W.

Calgary, Alberta

T2P 1H5

Notice of Annual Meeting of Shareholders

NOTICE IS HEREBY GIVEN THAT an annual meeting (the Meeting) of holders of common shares (Common Shares) of Husky Energy Inc. (the Corporation) will be held at TELUS Spark, the New Science Centre, Feature Gallery, 220 St. George’s Drive N.E., Calgary, Alberta on the 7th day of May, 2013 at 10:30 a.m. (Calgary time), for the following purposes:

1.	To receive the annual report of the Board of Directors to the shareholders and the consolidated audited financial statements of the Corporation for the fiscal year ended December 31, 2012;

2.	To elect the Board of Directors for the ensuing year;

3.	To appoint KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation; and

4.	To transact such other business as may be properly brought before the Meeting, or any adjournment or adjournments thereof.

The details of all matters proposed to be put before shareholders at the Meeting are set forth in the Management Information Circular accompanying this Notice of Meeting. Only shareholders of record at the close of business on March 28, 2013 are entitled to notice of and to attend the Meeting, or any adjournment or adjournments thereof, and to vote thereat.

DATED at the City of Calgary, in the Province of Alberta, this 8th day of March, 2013.

By Order of the Board of Directors

James D. Girgulis

Senior Vice President, General Counsel & Secretary

Important

Your participation at the Meeting is important. If you do not expect to attend in person and would like your Common Shares represented, please complete the enclosed proxy and return it as soon as possible in the envelope provided for that purpose. To be valid all proxies must be deposited at the office of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 (Attention: Proxy Department), no later than 10:30 a.m. (Calgary time) (12:30 p.m. Toronto time) on May 3, 2013, or on the second last business day preceding any adjournment of the Meeting.

Management Information Circular

Table of Contents

VOTING QUESTIONS AND ANSWERS	1

PRINCIPAL HOLDERS OF VOTING SECURITIES	3

BUSINESS OF THE MEETING	4

CONSOLIDATED FINANCIAL STATEMENTS	4
ELECTION OF DIRECTORS	4
APPOINTMENT OF AUDITORS	22

OTHER MATTERS TO BE ACTED UPON	22

EXECUTIVE COMPENSATION	22

COMPENSATION DISCUSSION AND ANALYSIS	22
TOTAL COST OF COMPENSATION	30
COMPENSATION GOVERNANCE	30
PERFORMANCE GRAPH	32
SUMMARY COMPENSATION TABLE	33
OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS	35
INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR	36
PENSION ALTERNATIVES PROGRAM	36
EMPLOYMENT AGREEMENTS	37
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	37

REPORTS OF COMMITTEES	39

AUDIT COMMITTEE REPORT	39
COMPENSATION COMMITTEE REPORT	42
CORPORATE GOVERNANCE COMMITTEE REPORT	42
HEALTH, SAFETY AND ENVIRONMENT COMMITTEE REPORT	44

ADDITIONAL INFORMATION	44

SCHEDULE A - STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Husky Energy Inc.

Annual Meeting of Shareholders To Be Held on May 7, 2013

Management Information Circular

This Management Information Circular (Circular) is furnished in connection with the solicitation of proxies by the management of Husky Energy Inc. (Husky or the Corporation) for use at the annual meeting of the holders of common shares (the Common Shares) of the Corporation to be held on the 7th day of May, 2013 at 10:30 a.m. (Calgary time), or at any adjournment or adjournments thereof (the Meeting), for the purposes set forth in the Notice of Meeting.

Enclosed with this Circular is a form of proxy (Proxy) for use at the Meeting. Each shareholder who is entitled to attend at meetings of shareholders is encouraged to participate in the Meeting and shareholders are urged to vote in person or by proxy. Concurrently with the mailing of this Circular to shareholders, a copy of the Corporation’s 2012 Annual Report, containing the consolidated financial statements of the Corporation that will be presented at the Meeting, is being mailed separately to shareholders.

The information contained in this Circular is given as of the 8th day of March, 2013, except where otherwise indicated.

Voting Questions and Answers

Am I entitled to vote?

You are entitled to vote if you were a holder of Common Shares as of the close of business on March 28, 2013. Each Common Share entitles the holder to one vote.

What am I voting on?

You are voting on the following business matters that are to be addressed at the Meeting:

•	the election of directors to the Board of Directors of the Corporation to serve until the close of the next annual meeting of shareholders; and

•	the appointment of KPMG LLP as auditors of the Corporation, to serve until the close of the next annual meeting.

How many votes are required to pass a matter on the agenda?

A simple majority of the votes cast, in person or by proxy, is required for each of the matters to be addressed at the Meeting.

What if amendments are made to these matters or if other matters are brought before the Meeting?

If you attend the Meeting in person and are eligible to vote, you may vote on such matters as you choose.

If you have completed and returned a Proxy, the person named in the Proxy will have discretionary authority with respect to voting on amendments or variations to matters identified in the Notice of the Annual Meeting of Shareholders and on other matters which may properly come before the Meeting. As of the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the Proxy will vote on them in accordance with their best judgment.

Who is soliciting my Proxy?

The management of Husky is soliciting your Proxy.

Solicitation of proxies will be made primarily by mail but may also be made by telephone or other contact by employees or agents of the Corporation at a nominal cost. All costs of such solicitation will be borne by the Corporation, including the cost of delivery of this Circular to beneficial shareholders.

How do I vote?

There are two ways you can vote your Common Shares if your Common Shares are registered in your name. You may vote in person at the Meeting or you may complete, sign and return the enclosed Proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your Common Shares at the Meeting.

If your Common Shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution) you should have received a request for voting instructions (Voting Instruction Form) from your nominee. Please note that Husky has limited access to the names of its non-registered shareholders. If you attend the Meeting, Husky may have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the Meeting, insert your own name in the space provided on the Voting Instruction Form and return the same by following the instructions provided thereon. Do not otherwise complete the Voting Instruction Form as your vote will be taken at the Meeting. Please register with the Corporation’s transfer agent, Computershare Trust Company of Canada (Computershare), upon arrival at the Meeting. If you do not intend to attend the Meeting in person, follow the instructions on your Voting Instruction Form to vote by telephone, internet or complete, sign and mail the Voting Instruction Form in the postage prepaid envelope provided.

When do I need to return my completed Proxy?

If you desire to be represented by a person other than yourself you must deposit your completed Proxy with Computershare by no later than 10:30 a.m. (Calgary time) (12:30 p.m. Toronto time) on May 3, 2013, or on the second last business day preceding any adjournment or adjournments of the Meeting.

Who votes my Common Shares and how will they be voted if I return a Proxy?

By properly completing and returning a Proxy, you are authorizing the person(s) named in the Proxy to attend the Meeting and to vote your Common Shares. You can use the enclosed Proxy, or any other proper Proxy, to appoint your proxyholder.

The Common Shares represented by your Proxy must be voted as you instruct in the Proxy. If you properly complete and return your Proxy but do not specify how you wish the votes cast, your Common Shares will be voted as your proxyholder sees fit.

Unless contrary instructions are provided, Common Shares represented by proxies received by management will be voted:

•	FOR the individual election of those nominees set out in this Circular as directors; and

•	FOR the appointment of KPMG LLP, as the auditors of the Corporation.

Can I appoint someone other than the individuals named in the enclosed Proxy to vote my Common Shares?

Yes, you have the right to appoint another person of your choice, who need not be a shareholder, to attend and vote on your behalf at the Meeting. If you wish to appoint a person other than those named in the enclosed Proxy, then strike out those printed names appearing on the Proxy and insert the name of your chosen proxyholder in the space provided.

NOTE: It is important for you to ensure that any other person you appoint will attend the Meeting and is aware that his or her appointment has been made to vote your Common Shares. Proxyholders should, on arrival at the Meeting, present themselves to a representative of Computershare.

What if my Common Shares are registered in more than one name or in the name of a company?

If your Common Shares are registered in more than one name, all those persons in whose name the Common Shares are registered must sign the Proxy. If the Common Shares are registered in the name of a company or any name other than your own, you may need to provide documentation that proves you are authorized to sign the Proxy on behalf of that company or name. If you have any questions as to what supporting documentation is required, contact Computershare prior to submitting your Proxy.

Can I revoke a proxy or voting instruction?

If you are a registered shareholder and have returned a Proxy, you may revoke it at any time prior to the exercise thereof by:

(a)	completing and signing another Proxy bearing a later date, and delivering it to Computershare at the address specified above at any time up to 10:30 a.m. (Calgary time) (12:30 p.m. Toronto time) on May 3, 2013, or, if the Meeting is adjourned, on the second last business day preceding the day to which the Meeting is adjourned; or

(b)	delivering a written statement, signed by you or your authorized attorney to Computershare, at any time up to 10:30 a.m. (Calgary time) (12:30 p.m. Toronto time) on May 3, 2013, or, if the Meeting is adjourned, on the second last business day preceding the day to which the Meeting is adjourned.

If you are a non-registered shareholder, contact your nominee.

If you have returned a Proxy and then attend personally at the Meeting you should, on arrival at the Meeting, contact a representative of Computershare to revoke the Proxy and vote in person.

How many Common Shares are entitled to vote?

As of February 28, 2013, there were 982,550,153 Common Shares outstanding. Each registered shareholder has one vote for each Common Share held at the close of business on March 28, 2013.

What if the ownership of my Common Shares has been transferred after March 28, 2013?

Any transferee or person acquiring Common Shares after March 28, 2013 may, on proof of ownership of Common Shares, demand of Computershare not later than 10 days before the Meeting, that his, her or its name be included in the list of persons entitled to attend and vote at the Meeting.

What if I have other questions?

If you have any questions regarding the Meeting or require any assistance in completing the Proxy, please contact Husky’s transfer agent, Computershare at: Computershare Shareholder Services, 1-800-564-6253 in Canada or the United States, or outside of Canada or the United States at 1-514-982-7555.

Principal Holders of Voting Securities

To the knowledge of the directors and executive officers of the Corporation, as at February 28, 2013, no person or company beneficially owns, or controls or directs, directly or indirectly, more than 10% of the voting rights attached to all of the outstanding Common Shares of the Corporation, other than as set forth below:

Name	Number of Common Shares		Percentage of Common Shares
L.F. Management and Investment S.à r.l.	349,869,015	(1)	35.61%

Hutchison Whampoa Luxembourg Holdings S.à r.l.	334,141,932	(2)	34.01%

NOTES:

(1)	L.F. Management and Investment S.à r.l. is 100% indirectly owned by Mr. Li Ka-shing and a trust of which members of Mr. Li’s family are discretionary beneficiaries, and is indirectly controlled by Mr. Li through the ownership of voting shares.
(2)	Hutchison Whampoa Luxembourg Holdings S.à r.l. is 100% indirectly owned by Hutchison Whampoa Limited of which Mr. Li Ka-shing is the Chairman. Mr. Li Ka-shing holds an indirect 2.84% interest and trusts of which members of Mr. Li’s family are discretionary beneficiaries hold an indirect 40.43% interest in Cheung Kong (Holdings) Limited, which holds an indirect 49.9% interest in Hutchison Whampoa Limited.

Business of the Meeting

Consolidated Financial Statements

The audited consolidated financial statements of the Corporation for the year ended December 31, 2012 and the Auditor’s Report for these statements will be received at the Meeting. These statements and the Auditor’s Report are contained in the 2012 Annual Report of the Corporation, which is made available to each shareholder entitled to receive a copy of the Notice of Annual Meeting of Shareholders and this Circular.

Election of Directors

At the Meeting, it is proposed that 15 directors be elected until the next annual meeting of shareholders or until their successors are elected or appointed. The Corporation’s Articles provide that the Corporation is to have a minimum of 3 directors and a maximum of 18. Pursuant to the Business Corporations Act (Alberta), the current directors of the Corporation cease to hold office at the close of the Meeting.

The name of each of the persons proposed to be nominated for election as a director, their biography for at least the five preceding years, the approximate number of Common Shares of the Corporation beneficially owned, or controlled or directed, directly or indirectly as of December 31, 2012 and the approximate number of deferred share units (DSUs) held as of December 31, 2012 is set out below. The information contained herein is based upon information furnished by the respective nominees.

Management and the Board of Directors recommend that shareholders vote FOR the election of these nominees as directors. Unless authority to do so is withheld, the persons named in the enclosed Proxy intend to vote FOR these nominees.

Management does not contemplate that any of these nominees will be unable to serve as a director. However, should that occur for any reason, the persons named in the Proxy have the right to vote for another nominee in their discretion, unless the shareholder has directed that the Common Shares be withheld from voting in the election of directors. Each director elected will hold office until the close of the next annual meeting of the Corporation, or until his or her successor is elected or appointed.

Li, Victor T.K. (Non-Independent) Hong Kong Age: 48 Co-Chair Director since August 25, 2000 Common Shares: nil DSUs: nil

Mr. Li is Managing Director and Deputy Chairman of Cheung Kong (Holdings) Limited (a public investment holding and project management company).

Mr. Li is also Deputy Chairman and Executive Director of Hutchison Whampoa Limited (an investment holding company); Chairman and Executive Director of Cheung Kong Infrastructure Holdings Limited (an infrastructure company) and of CK Life Sciences Int’l., (Holdings) Inc. (a biotechnology company); Executive Director of Power Assets Holdings Limited (a holding company); and a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited. Mr. Li is also the Deputy Chairman of each of the Li Ka Shing Foundation, the Li Ka Shing (Overseas) Foundation and the Li Ka Shing Canada Foundation.

Mr. Li is a member of the Standing Committee of the 11th National Committee of the Chinese People’s Political Consultative Conference of the People’s Republic of China and he is also a member of the Council for Sustainable Development of the Hong Kong Special Administrative Region, Vice Chairman of the Hong Kong General Chamber of Commerce and was previously a member of the Commission on Strategic Development of the Hong Kong Special Administrative Region. Mr. Li is the Honorary Consul of Barbados in Hong Kong.

Mr. Li holds a Bachelor of Science degree in Civil Engineering and a Master’s of Science degree in Structural Engineering, both received from Stanford University in 1987. He obtained an honorary degree, Doctor of Laws, honoris causa (LL.D) from the University of Western Ontario in 2009.

Compensation	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Retainer ($)	Total Fees ($)	As elected by the director Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2012	120,000	—	—	120,000	—	—	120,000

2011	108,333	—	—	108,333	—	—	108,333

2010	85,000	—	—	85,000	—	—	85,000

Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
Cheung Kong (Holdings) Limited		Hong Kong

Hutchison Whampoa Limited		Hong Kong

CK Life Sciences Int’l., (Holdings) Inc.	Remuneration Committee	Hong Kong

Cheung Kong Infrastructure Holdings Limited	Remuneration Committee and Executive Committee (Chair)	Hong Kong

Power Assets Holdings Limited		Hong Kong

Fok, Canning K.N. (Non-Independent) Hong Kong Age: 61 Co-Chair and Chair of the Compensation Committee Director since August 25, 2000 Common Shares: 250,000 DSUs: nil

Mr. Fok is Group Managing Director and Executive Director of Hutchison Whampoa Limited.

Mr. Fok is Chairman and a Director of Hutchison Harbour Ring Limited, Hutchison Telecommunications Hong Kong Holdings Limited, Hutchison Telecommunications (Australia) Limited, Power Assets Holdings Limited and Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust. Mr. Fok is the Deputy Chairman and a Director of Cheung Kong Infrastructure Holdings Limited, a Director of Cheung Kong (Holdings) Limited and an Alternate Director to a Director of Hutchison Telecommunications Hong Kong Holdings Limited. Mr. Fok was also Chairman and a Director of Partner Communications Company Ltd. from 1998 to 2009 and Chairman and non-executive Director of Hutchison Telecommunications International Limited from 2004 to 2010.

Mr. Fok obtained a Bachelor of Arts degree from St. John’s University, Minnesota in 1974 and a Diploma in Financial Management from the University of New England, Australia in 1976. He has been a member of the Institute of Chartered Accountants in Australia since 1979.

Compensation	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Retainer ($)	Total Fees ($)	As elected by the directors Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2012	120,000	10,000	—	130,000	—	—	130,000

2011	108,333	9,000	—	117,333	—	—	117,333

2010	85,000	7,000	—	92,000	—	—	92,000

Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
Cheung Kong (Holdings) Limited		Hong Kong

Hutchison Whampoa Limited		Hong Kong

Cheung Kong Infrastructure Holdings Limited		Hong Kong

Hutchison Port Holding Management Pte. Limited		Singapore

Hutchison Harbour Ring Limited	Remuneration Committee	Hong Kong

Hutchison Telecommunications (Australia) Limited	Governance, Nominations and Compensation Committee (Chair)	Australia

Power Assets Holdings Limited	Remuneration Committee	Hong Kong

Hutchison Telecommunications Hong Kong Holdings Limited	Remuneration Committee	Hong Kong

Bradley, Stephen E. (Independent) Beijing Age: 54 Member of the Corporate Governance Committee Director since July 27, 2010 Common Shares: 10,000 DSUs: nil

Mr. Bradley is a director of Broadlea Group Ltd., Senior Representative (China), Grosvenor Ltd., Vice Chairman, ICAP (Asia Pacific) and a director of Swire Properties Ltd. (Hong Kong).

Mr. Bradley entered the British Diplomatic Service in 1981 and served in various capacities including Director of Trade & Investment Promotions (Paris) from 1999 to 2002; Minister, Deputy Head of Mission & Consul-General (Beijing) from 2002 to 2003 and HM Consul-General (Hong Kong) from 2003 to 2008. Mr. Bradley retired from the Diplomatic Service in 2009.

Mr. Bradley obtained a Bachelor of Arts degree from Balliol College, Oxford University in 1980 and a post-graduate diploma from Fudan University, Shanghai in 1981.

Compensation	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Retainer ($)	Total Fees ($)	As elected by the directors Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2012	120,000	—	5,000	125,000	—	—	125,000

2011	108,333	—	3,333	111,666	—	—	111,666

2010	35,417	—	—	84,917	—	—	84,917	(1)

NOTE:

(1)	Mr. Bradley received $49,500 for serving on the Independent Committee of the Board of Directors that reviewed the potential spin-out of the Corporation’s South-East Asia assets. The Independent Committee was formed effective May 1, 2010 and reported to the Board of Directors on November 20, 2010. During the term of its mandate it met ten times.

Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
Swire Properties Limited		Hong Kong

Ghosh, Asim (Non-Independent, Management) Alberta, Canada Age: 65 President and Chief Executive Officer Director since May 1, 2009 Common Shares: 43,428 DSUs: nil

Mr. Ghosh was appointed the President and Chief Executive Officer of Husky on June 1, 2010. Prior thereto Mr. Ghosh was the Managing Director and Chief Executive Officer of Vodafone India Limited (formerly Vodafone Essar Limited) (a telecommunications company) until March 2009.

Mr. Ghosh began his career with Procter & Gamble in Canada in 1971 and subsequently worked with Rothmans International in what was then its Carling O’Keefe subsidiary from 1980 to 1988, his last position being Senior Vice President of the brewery operations. In 1989, Mr. Ghosh moved to India as the Chief Executive Officer of the Pepsi Foods (Frito Lay) start up in India. From 1991 to 1998 he held senior executive positions and then the position of Chief Executive Officer of the A S Watson Industries subsidiary (a manufacturer of consumer goods) of Hutchison Whampoa Ltd. In August 1998, he became Managing Director and Chief Executive Officer of the company that would become Vodafone India Limited.

Mr. Ghosh was Chairman of the Cellular Operators Association of India and of the National Telecom Committee of the Confederation of Indian Industries. He is an independent director of Kotak Mahindra Bank Limited, a listed bank in India, and was on the Board of Directors of Vodafone India Limited until February 2010. Mr. Ghosh is also a director of the Li Ka Shing (Canada) Foundation and a member of the Board of Directors of the Canadian Council of Chief Executives.

Mr. Ghosh obtained an undergraduate degree in Electrical Engineering from the Indian Institute of Technology in 1969 and received a Master’s degree in Business Administration from the Wharton School, University of Pennsylvania in 1971.

Compensation	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Retainer ($)	Total Fees (1) ($)	As elected by the directors Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2012	—	—	—	—	—	—	—

2011	28,333	—	—	28,333	—	—	28,333

2010	85,000	—	2,083	87,083	—	—	87,083

NOTE:

(1)	The fees paid to Mr. Ghosh for services as a director are included in the Summary Compensation Table for Named Executive Officers. Effective April 27, 2011, Mr. Ghosh no longer receives director fees.

Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
Kotak Mahindra Bank Limited		Bombay Stock Exchange, National Stock Exchange of India

Glynn, Martin J.G.

(Independent)

British Columbia,

Canada

Age: 61

Chair of the Corporate Governance Committee and Member of the Compensation Committee

Director since August 25, 2000

Common Shares: 464

DSUs: 11,886

Mr. Glynn is a director of VinaCapital Vietnam Opportunity Fund Limited (an investment fund), Sun Life Financial Inc., Sun Life Assurance Company of Canada and UBC Investment Management Trust Inc.

Mr. Glynn was a director from 2000 to 2006 and President and Chief Executive Officer of HSBC Bank USA N.A. from 2003 until his retirement in 2006. Mr. Glynn was a director of HSBC Bank Canada from 1999 to 2006 and President & Chief Executive Officer from 1999 to 2003.

Mr. Glynn obtained a Bachelor of Arts, Honours degree from Carleton University, Canada in 1974 and a Master’s degree in Business Administration from the University of British Columbia in 1976.

Compensation	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Retainer ($)	Total Fees ($)	As elected by the directors Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2012	120,000	10,000	5,000	135,000	—	—	135,000

2011	108,333	9,000	5,000	122,333	—	10,861	111,472

2010	85,000	7,000	10,833	175,833	—	—	175,833	(1)

NOTE:

(1)	Mr. Glynn received $73,000 for serving as Chairman of the Independent Committee of the Board of Directors that reviewed the potential spin-out of the Corporation’s South-East Asia assets. The Independent Committee was formed effective May 1, 2010 and reported to the Board of Directors on November 20, 2010. During the term of its mandate it met ten times.

Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
VinaCapital Vietnam Opportunity Fund Limited	Audit Committee, Valuation Committee and Remuneration, Nomination and Evaluation Committee	London AIM, Philippine Stock Exchange

Sun Life Financial Inc.	Audit and Conduct Review Committee and Governance, Nomination and Investment Committee	TSX, NYSE

Koh, Poh Chan (Non-Independent) Hong Kong Age: 64 Director since August 25, 2000 Common Shares: nil DSUs: nil

Ms. Koh is Finance Director of Harbour Plaza Hotel Management (International) Ltd. (a hotel management company).

Ms. Koh is qualified as a Fellow Member (FCA) of the Institute of Chartered Accountants in England and Wales and is an Associate of the Canadian Institute of Chartered Accountants (CPA, CA) and the Chartered Institute of Taxation in the U.K. (CTA).

Ms. Koh graduated from the London School of Accountancy in 1971 and became a member of the Institute of Chartered Accountants in England and Wales in 1973.

Compensation	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Retainer ($)	Total Fees ($)	As elected by the directors Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2012	120,000	—	—	120,000	—	—	120,000

2011	108,333	—	—	108,333	—	—	108,333

2010	85,000	—	—	85,000	—	—	85,000

Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
Nil

Kwok, Eva L.

(Independent)

British Columbia,

Canada

Age: 70

Member of the Compensation Committee and the Corporate Governance Committee

Director since August 25, 2000

Common Shares: 10,000

DSUs: 26,526

Mrs. Kwok is Chairman, a director and Chief Executive Officer of Amara Holdings Inc. (a private investment holding company). Mrs. Kwok is also a director of CK Life Sciences Int’l., (Holdings) Inc. and Cheung Kong Infrastructure Holdings Limited. Mrs. Kwok is also a director of the Li Ka Shing (Canada) Foundation.

Mrs. Kwok was a director of Shoppers Drug Mart Corporation from 2004 to 2006 and of the Bank of Montreal Group of Companies from 1999 until March, 2009.

Mrs. Kwok obtained a Master’s degree in Science from the University of London in 1967.

Compensation	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Retainer ($)	Total Fees ($)	As elected by the directors Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2012	120,000	—	10,000	130,000	130,000	—	—

2011	108,333	—	10,000	118,333	118,333	—	—

2010	85,000	—	10,000	95,000	95,000	—	—

Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
CK Life Sciences Int’l., (Holdings) Inc.	Audit Committee and Remuneration Committee (Chair)	Hong Kong

Cheung Kong Infrastructure Holdings Limited	Audit Committee	Hong Kong

Kwok, Stanley T.L. (Independent) British Columbia, Canada Age: 86 Chair of the Health, Safety and Environment Committee Director since August 25, 2000 Common Shares: 20,173 DSUs: nil

Mr. Kwok is a director and President of Stanley Kwok Consultants (a planning and development company). Mr. Kwok is also a director and President of Amara Holdings Inc. and a director of Cheung Kong (Holdings) Limited and CTC Bank of Canada.

Mr. Kwok obtained a Bachelor of Science degree (Architecture) from St. John’s University, Shanghai in 1949, and an A.A. Diploma from the Architectural Association School of Architecture in London, England in 1954.

Compensation	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Retainer ($)	Total Fees ($)	As elected by the directors Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2012	120,000	10,000	—	130,000	—	—	130,000

2011	108,333	9,000	—	117,333	—	4,515	112,818

2010	85,000	7,000	—	92,000	—	—	92,000

Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
Cheung Kong (Holdings) Limited	Audit Committee and Remuneration Committee	Hong Kong

Ma, Frederick S.H. (Independent) Hong Kong Age: 60 Member of the Audit Committee and the Health, Safety and Environment Committee Director since July 27, 2010 Common Shares: nil DSUs: nil

Mr. Ma has held senior management positions in international financial institutions and Hong Kong publicly listed companies in his career. He was also a former Principal Official with the Hong Kong Special Administrative Region (SAR) Government.

He is a non-executive director of China Resources Land Limited, a Hong Kong listed company; a non-executive director and Chairman of the Audit Committee of Agricultural Bank of China which is listed in Hong Kong and Shanghai; a non-executive director of COFCO Corporation and a non-executive director of Hutchison Port Holdings Management Pte. Limited, as the trustee-manager of Hutchison Port Holdings Trust.

In July 2002, Mr. Ma joined the Government of the Hong Kong SAR as the Secretary for Financial Services and the Treasury. He assumed the post of Secretary for Commerce and Economic Development in July 2007, but resigned from the Government in July 2008 due to medical reasons. In October 2008, he was appointed an Honorary Professor of the School of Economics and Finance at the University of Hong Kong. In July 2009, he was appointed as a Member of the International Advisory Council of China Investment Corporation.

Mr. Ma obtained a Bachelor of Arts (Honours) degree in Economics and History from the University of Hong Kong in 1973.

Compensation	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Retainer ($)	Total Fees ($)	As elected by the directors Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2012	120,000	—	20,000	140,000	—	—	140,000

2011	108,333	—	16,667	125,000	—	—	125,000

2010	35,417	—	6,250	91,167	—	—	91,167	(1)

NOTE:

(1)	Mr. Ma received $49,500 for serving on the Independent Committee of the Board of Directors that reviewed the potential spin-out of the Corporation’s South-East Asia assets. The Independent Committee was formed effective May 1, 2010 and reported to the Board of Directors on November 20, 2010. During the term of its mandate it met ten times.

Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
China Resources Land Limited	Audit Committee, Nominations Committee and Remuneration Committee	Hong Kong

Hutchison Port Holdings Management Pte. Limited		Singapore

Agricultural Bank of China	Audit Committee	Shanghai Hong Kong

COFCO Corporation		Beijing

Magnus, George C. (Independent) Hong Kong Age: 77 Member of the Audit Committee Director since July 27, 2010 Common Shares: 30,000 DSUs: 12,011

Mr. Magnus has been a non-executive Director of Cheung Kong (Holdings) Limited since November 2005. He has also been a non-executive Director of Hutchison Whampoa Limited, Cheung Kong Infrastructure Holdings Limited and Power Assets Holdings Limited since 2005.

Mr. Magnus acted as an Executive Director of Cheung Kong (Holdings) Limited from 1980 and as Deputy Chairman from 1985 until his retirement from these positions in October 2005. He served as Deputy Chairman of Hutchison Whampoa Limited from 1985 to 1993 and as Executive Director from 1993 to 2005. He also served as Chairman of Hongkong Electric Holdings Limited (now known as Power Assets Holdings Limited) from 1993 to 2005.

Mr. Magnus obtained a Master’s degree in Economics from King’s College, Cambridge University in 1959.

Compensation	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Retainer ($)	Total Fees ($)	As elected by the directors Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2012	120,000	—	15,000	135,000	135,000	—	—

2011	108,333	—	11,667	120,000	120,000	—	—

2010	35,417	—	4,166	39,583	39,583	—	—

Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
Cheung Kong (Holdings) Limited		Hong Kong

Hutchison Whampoa Limited		Hong Kong

Cheung Kong Infrastructure Holdings Limited		Hong Kong

Power Assets Holdings Limited		Hong Kong

McGee, Neil D. (Non-Independent) Luxembourg Age: 61 Member of the Health, Safety and Environment Committee Director since November 9, 2012 Common Shares: 72,500 DSUs: nil

Mr. McGee is the Managing Director of Hutchison Whampoa Luxembourg Holdings S.à r.l. Prior to his joining Hutchison Whampoa Luxembourg, he served as Group Finance Director of Power Assets Holdings Limited from 2006 to 2012, Chief Financial Officer of Husky Oil Limited from 1998 to 2000 and Chief Financial Officer of Husky Energy Inc. from 2000 to 2005.

Before joining Husky, Mr. McGee held various financial, legal and corporate secretarial positions within the Hutchison Whampoa Group. Mr. McGee holds a Bachelor of Arts degree and a Bachelor of Laws degree from the Australian National University.

Compensation	Board Retainer ($)(1)	Committee Chair Retainer Fee ($)	Committee Retainer ($)(1)	Total Fees ($)	As elected by the directors Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2012	17,283	—	720	18,003	—	—	18,003

NOTE:

(1)	Mr. McGee was appointed as a director on November 9, 2012. His compensation for 2012 is pro-rated.

Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
Power Assets Holdings Limited		Hong Kong

Russel, Colin S.

(Independent)

Gloucestershire, United

Kingdom

Age: 72

Member of the Audit

Committee and Health,

Safety and Environment

Committee

Director since February 4, 2008

Common Shares: nil

DSUs: 13,451

Mr. Russel is the founder and Managing Director of Emerging Markets Advisory Services Ltd. (a business advisory company).

Mr. Russel is a director of Cheung Kong Infrastructure Holdings Limited, CK Life Sciences Int’l., (Holdings) Inc. and ARA Asset Management Pte. Ltd. Mr. Russel was the Canadian Ambassador to Venezuela, Consul General for Canada in Hong Kong, Director for China of the Department of Foreign Affairs, Ottawa, Director for East Asian Trade in Ottawa, Senior Trade Commissioner for Canada in Hong Kong, Director for Japan Trade in Ottawa and was in the Trade Commissioner Service for Canada in Spain, Hong Kong, Morocco, the Philippines, London and India.

Mr. Russel is a Professional Engineer and Qualified Commercial Mediator. He received his degree in Electrical Engineering in 1962 and a Master’s degree in Business Administration in 1971 both from McGill University, Canada.

Compensation	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Retainer ($)	Total Fees ($)	As elected by the directors Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2012	120,000	—	20,000	140,000	—	—	140,000

2011	108,333	—	16,667	125,000	125,000	—	—

2010	85,000	—	15,000	100,000	100,000	—	—

Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
Cheung Kong Infrastructure Holdings Limited	Audit Committee and Remuneration Committee	Hong Kong

CK Life Sciences Int’l., (Holdings) Inc.	Audit Committee and Remuneration Committee	Hong Kong

ARA Asset Management Pte. Ltd.	Audit Committee, Remuneration Committee and Nomination Committee	Singapore

Shaw, Wayne E.

(Independent)

Ontario, Canada

Age: 68

Member of the Corporate

Governance Committee

and the Health, Safety

and Environment

Committee

Director since August 25, 2000

Common Shares: 16,000

DSUs: 25,534

Mr. Shaw is a Senior Partner with Stikeman Elliott LLP, Barristers and Solicitors. Mr. Shaw is also a director of the Li Ka Shing (Canada) Foundation.

Mr. Shaw holds a Bachelor of Arts degree and a Bachelor of Laws degree, both received from the University of Alberta in 1967. He is a member of the Law Society of Upper Canada.

Compensation	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Retainer ($)	Total Fees ($)	As elected by the directors Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2012	120,000	—	10,000	130,000	130,000	—	—

2011	108,333	—	10,000	118,333	118,333	—	—

2010	85,000	—	10,000	95,000	95,000	—	—

Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
Nil

Shurniak, William (Independent) Saskatchewan, Canada Age: 81 Deputy Chair and Chair of the Audit Committee Director since August 25, 2000 Common Shares: 19,159 DSUs: nil

Mr. Shurniak is an independent non-executive director of Hutchison Whampoa Limited and from May 2005 to June 2011 he was a director and Chairman of Northern Gas Networks Limited (a private distributor of natural gas in Northern England).

Mr. Shurniak also held the following positions until his return to Canada in 2005: Director and Chairman of ETSA Utilities (a utility company) since 2000, Powercor Australia Limited (a utility company) since 2000, CitiPower Pty Ltd. (a utility company) since 2002, and a director of Envestra Limited (a natural gas distributor) since 2000, CrossCity Motorways Pty Ltd. (an infrastructure and transportation company) since 2002 and Lane Cove Tunnel Company Pty Ltd. (an infrastructure and transportation company) since 2004.

Mr. Shurniak obtained an Honorary Doctor of Laws degree from the University of Saskatchewan in May, 1998 and from the University of Western Ontario in October, 2000. In 2009 he was awarded the Saskatchewan Order of Merit by the government of the Province of Saskatchewan. In December, 2012 Mr. Shurniak was a recipient of The Queen Elizabeth II Diamond Jubilee Medal from the Lieutenant Governor of Saskatchewan.

Compensation	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Retainer ($)	Total Fees ($)	As elected by the directors Total Fees received in the form of ($)
					DSUs	Common Shares(1)	Cash
2012	120,000	20,000	—	140,000	—	140,000	—

2011	108,333	14,167	2,500	125,000	—	125,000	—

2010	85,000	—	10,000	95,000	—	95,000	—

NOTE:

(1)	In accordance with the terms of the Corporation’s Share Accumulation Plan for Directors, Mr. Shurniak received a cash payment of $67.97 – 2010, $73.08 – 2011 and $57.88 – 2012, for fractional Common Shares.

Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
Hutchison Whampoa Limited	Audit Committee	Hong Kong

Sixt, Frank J. (Non-Independent) Hong Kong Age: 61 Member of the Compensation Committee Director since August 25, 2000 Common Shares: 38,635 DSUs: nil

Mr. Sixt is Group Finance Director and Executive Director of Hutchison Whampoa Limited.

Mr. Sixt is also Chairman and a non-executive Director of TOM Group Limited (an investment holding company), an Executive Director of Cheung Kong Infrastructure Holdings Limited and Power Assets Holdings Limited, a non-executive Director of Cheung Kong (Holdings) Limited, Hutchison Telecommunications Hong Kong Holdings Limited and Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust and a Director of Hutchison Telecommunications (Australia) Limited. Mr. Sixt is also a Director of the Li Ka Shing (Canada) Foundation. He was previously a Director of Partner Communications Ltd. from 1998 to 2009 and a non-executive Director of Hutchison Telecommunications International Limited from 2004 to 2011.

Mr. Sixt obtained a Master’s degree in Arts from McGill University, Canada in 1978 and a Bachelor’s degree in Civil Law from Université de Montréal in 1978. He is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

Compensation	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Retainer ($)	Total Fees ($)	As elected by the directors Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2012	120,000	—	5,000	125,000	—	—	125,000

2011	108,333	—	5,000	113,333	—	—	113,333

2010	85,000	—	5,000	90,000	—	—	90,000

Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
Cheung Kong (Holdings) Limited		Hong Kong

Hutchison Whampoa Limited		Hong Kong

Cheung Kong Infrastructure Holdings Limited		Hong Kong

Power Assets Holdings Limited		Hong Kong

Hutchison Telecommunications (Australia) Limited	Audit Committee	Australia

Hutchison Port Holdings Management Pte. Limited		Singapore

TOM Group Limited	Remuneration Committee (Chair)	Hong Kong

Hutchison Telecommunications Hong Kong Holdings Limited		Hong Kong

Majority Voting for Directors

The Board of Directors adopted a policy which requires that any nominee for director who receives a greater number of votes “withheld” than votes “for” his or her election as a director shall submit his or her resignation to the Corporate Governance Committee for consideration promptly following the shareholders annual meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected. The Corporate Governance Committee shall consider the resignation and shall recommend to the Board of Directors whether or not to accept it. The Board of Directors shall consider the recommendation of the Corporate Governance Committee and determine whether or not to accept the recommendation within 90 days of the applicable meeting and a press release shall be issued by the Corporation announcing the Board of Directors’ determination. Any director who tenders his or her resignation shall not participate in any meetings to consider whether the resignation shall be accepted.

Director Compensation

In designing a compensation program for non-executive directors, the Board of Directors’ objective is to ensure that the Corporation attracts and retains highly qualified, committed and talented members of the Board of Directors with an extensive and relevant breadth of experience, as well as to align the interests of directors with those of its shareholders.

The Board of Directors sets the compensation of non-executive directors based on the Corporate Governance Committee’s recommendations. The Corporate Governance Committee annually reviews the compensation of non-executive directors and recommends to the Board of Directors such adjustments as it considers appropriate and necessary to recognize the workload, time commitment and responsibility of the Board of Directors and committee members and to remain competitive with director compensation trends in Canada with comparable companies.

The Board of Directors of the Corporation are paid the following annual fees: (i) $120,000 as a retainer (with no separate meeting attendance fees); (ii) $10,000 to the Chairs of the Committees of the Board of Directors (other than the Audit Committee); (iii) $20,000 to the Chair of the Audit Committee; (iv) $15,000 to the directors serving on the Audit Committee; and (v) $5,000 to the directors serving on other Board Committees. The directors of the Corporation are also entitled to reimbursement for out-of-pocket expenses for attendance at meetings of the Board of Directors and any Committees of the Board of Directors. During the financial year ended December 31, 2012, the directors of the Corporation earned compensation in the aggregate amount of $1,718,003.

When director compensation was last adjusted in 2011, the Board of Directors reviewed survey information compiled in a November, 2010 study prepared by Towers Watson and determined to set director compensation at the 50th percentile of that paid to directors by comparative oil and gas industry peer companies included in the Towers Watson study. The peer companies included:

Canadian Natural Resources Limited	Nexen Inc.
Cenovus Energy Inc.	Suncor Energy Inc.
Encana Corporation	Talisman Energy Inc.
Imperial Oil Limited

The Corporate Governance Committee recommended to the Board of Directors that no adjustments to director compensation were required for 2012.

The Corporation has a Share Accumulation Plan for Directors whereby the directors can elect to have the fees payable to them paid in the form of the issuance of DSUs or used to purchase Common Shares in the market. Directors are to elect annually whether they wish their directors’ fees to be so used and can specify a portion of their directors’ fees to be used for DSUs and/or the purchase of Common Shares with the remaining amount of fees to be paid in cash. A DSU is a bookkeeping entry that tracks the value of one Common Share. When cash dividends are paid on Common Shares, eligible directors are credited with additional DSUs. The number of additional DSUs is calculated by multiplying the cash dividend per Common Share by the number of DSUs in the director’s account as of the date of record divided by the fair market value of a Common Share on the payment date of the dividend. DSUs accumulate over a director’s term of service and are not paid out until the director leaves the Board of Directors, providing them with an ongoing stake in Husky during the term of service. When the director leaves the Board of Directors, payment for the DSUs is made in cash or Common Shares purchased on the open market at the option of the director.

Independent directors are expected to acquire a minimum of 10,000 Common Shares, or a combination of Common Shares and DSUs over a five year period from the date of appointment. There are no independent directors that are not currently in compliance with this security ownership requirement; having either met the minimum shareholding requirement or by being within the five-year acquisition period.

The Corporation does not have a retirement policy for directors.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of incentive plan awards outstanding at the end of the financial year ended December 31, 2012 held by the directors of the Corporation. The non-executive directors of the Corporation do not receive option-based awards. The share-based awards are in the form of Common Shares and DSUs that are received in accordance with the Share Accumulation Plan for Directors. All Common Share entitlements are fully vested when received.

	Share-based Awards
Name(1)	Number of DSUs that have not vested	Market or payout value of share- based awards that have not vested ($)(2)
Victor T.K. Li	—	—

Canning K.N. Fok	—	—

Stephen E. Bradley	—	—

Martin J.G. Glynn	11,886	349,448

Poh Chan Koh	—	—

Eva L. Kwok	26,526	779,864

Stanley T.L. Kwok	—	—

Frederick S.H. Ma	—	—

George C. Magnus	12,011	353,123

Neil D. McGee	—	—

Colin S. Russel	13,451	395,459

Wayne E. Shaw	25,534	750,700

William Shurniak	—	—

Frank J. Sixt	—	—

NOTES:

(1)	Information with respect to share-based awards and option-based awards held by Asim Ghosh is included in the Outstanding Share-Based Awards and Option-Based Awards for Named Executive Officers.
(2)	Based on the closing price of the Common Shares on December 31, 2012 of $29.40.

The following table sets out the total value of the DSUs and Common Shares held by the directors based on a closing price of the Common Shares on December 31, 2012 of $29.40.

Name	Equity Ownership as at December 31, 2012
	Common Shares (#)	DSUs (#)	Total Value of Equity Investment at December 31, 2012 ($)
Victor T.K. Li	—	—	—

Canning K.N. Fok	250,000	—	7,350,000

Stephen E. Bradley	10,000	—	294,000

Asim Ghosh	43,428	—	1,276,783

Martin J.G. Glynn	464	11,886	363,090

Poh Chan Koh	—	—	—

Eva L. Kwok	10,000	26,526	1,073,864

Stanley T.L. Kwok	20,173	—	593,086

Frederick S.H. Ma	—	—	—

George C. Magnus	30,000	12,011	1,235,123

Neil D. McGee	72,500	—	2,131,500

Colin S. Russel	—	13,451	395,459

Wayne E. Shaw	16,000	25,534	1,221,100

William Shurniak	19,159	—	563,275

Frank J. Sixt	38,635	—	1,135,869

Incentive Plan Awards – Value Vested or Earned During the Year

Information with respect to vested option-based awards held by Mr. Ghosh is included in the table “Incentive Plan Awards – Value Vested or Earned During the Year” for Named Executive Officers. The non-executive directors of the Corporation do not receive option-based awards. DSUs held by directors do not vest until the director leaves the Board of Directors.

Mr. Shurniak chooses to receive Common Shares pursuant to the Corporation’s Share Accumulation Plan for Directors, all of which would be considered vested on the date of receipt. The value of the 3,700 Common Shares received by Mr. Shurniak in 2012 based on the market value on the date of receipt is $98,192.

Corporate Cease Trade Orders or Bankruptcies

None of those persons who are proposed directors of the Corporation is, or has been within the past ten years, a director, chief executive officer or chief financial officer of any company, including the Corporation and any personal holding companies of such person, that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or after such persons ceased to be a director, chief executive officer or chief financial officer of the company, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, which resulted from an event that occurred while acting in such capacity.

In addition, none of those persons who are proposed directors of the Corporation is, or has been within the past ten years, a director or executive officer of any company, including the Corporation and any personal holding companies of such person, that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than as follows. Mrs. Kwok was a director of Air Canada in 2003 at the time it became subject to creditor protection under the Companies Creditors Arrangement Act (Canada). Mr. Li was a director of Star River Investment Limited, a Hong Kong company, until June 4, 2005, which commenced creditors’ voluntary winding up on September 28, 2004. Star River Investment Limited was owned as to 50% by Cheung Kong (Holdings) Limited and a wholly owned subsidiary of Cheung Kong (Holdings) Limited was the petitioning creditor. The company was subsequently dissolved on June 4, 2005. Mr. Glynn was a director of MF Global Holdings Ltd. at the time it filed for Chapter 11 bankruptcy in the U.S. on October 31, 2011. Mr. Glynn is no longer a director of MF Global Holdings Ltd.

Individual Penalties, Sanctions or Bankruptcies

None of those persons who are proposed directors of the Corporation (or any personal holding companies of such persons) have, within the past ten years made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

None of those persons who are proposed directors of the Corporation (or any personal holding companies of such persons) have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Appointment of Auditors

The Board of Directors, upon the recommendation of the Audit Committee, proposes that KPMG LLP, Chartered Accountants, of Calgary, Alberta, be appointed as auditors of the Corporation, to hold such office until the next annual meeting of the Corporation.

The Board of Directors recommends that shareholders vote FOR this appointment. Unless authority to do so is withheld, the persons named in the enclosed Proxy intend to vote FOR the appointment of KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation.

Other Matters To Be Acted Upon

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgment of the person or persons voting the proxy.

Executive Compensation

Compensation Discussion and Analysis

Compensation Objectives and Program Design

The Corporation’s executive compensation program (the Compensation Program) is intended to attract, motivate, reward and retain the management talent needed to achieve the Corporation’s business objectives and create long-term value for the Corporation’s shareholders. It is comprised of base salary, short term incentives (annual bonuses) and long term incentives (stock options and performance share units). Based on a pay for performance philosophy, it rewards executive officers on the basis of individual performance and achievement of corporate objectives.

The Compensation Committee is appointed by the Board of Directors to oversee the development of the Compensation Program and ensure it is aligned with the delivery of shareholder value. Among its responsibilities, the

Compensation Committee reviews and approves recommendations with respect to compensation of the executive officers of the Corporation and also reviews and monitors the design and competitiveness of major new compensation programs for the Corporation and its operating subsidiaries.

The Compensation Committee strives to find a balance among current versus long-term compensation and cash versus equity incentive compensation. Cash payments primarily reward recent performance and equity incentive rewards encourage executive officers to continue to deliver results over a longer period of time and serve as a retention tool. The Compensation Program is intentionally more heavily weighted towards performance based elements of compensation. Therefore executive officers will receive significantly less compensation if the Corporation does not achieve its goals, thus reinforcing the Corporation’s pay for performance philosophy.

Context for Decision Making

The President and Chief Executive Officer recommends to the Compensation Committee the individual annual base salaries and bonuses for the executive officers. The Compensation Committee takes these recommendations into consideration when making final decisions on compensation for those executive officers. Compensation decisions regarding the President and Chief Executive Officer are made entirely by the Compensation Committee and are evaluated against individual and corporate goals and objectives.

The Compensation Committee depends on performance metrics, competitive market positioning, supplemented by a measure of discretion in judging non-qualitative measures, but does not use formulas in determining the amount and mix of compensation. The Compensation Committee believes that solely using annual quantitative performance measures does not create the appropriate balance of incentive to build long-term shareholder value. Thus, the Compensation Committee evaluates a broad range of both quantitative and qualitative factors, including reliability in delivering financial and growth targets, a track record of integrity, good safety record, environmental stewardship, good judgment, the vision and ability to create further growth and the ability to lead others. The evaluation of an executive officer’s performance against his or her stated objectives plays an important role in awarding the discretionary annual cash bonus and also contributes to a determination of overall compensation. For annual long-term incentive awards, the Compensation Committee primarily considers an executive officer’s potential for future successful performance and leadership as part of the executive management team, taking into account past performances as a key indicator.

The Corporation has developed a five year strategic plan that is founded on its commitment to process and operation safety, strict financial discipline and creating shareholder value through responsible and sustainable growth. Four key performance metrics have been identified to gauge the results of actions undertaken by the President and Chief Executive Officer, the other executive officers, and the employees generally, in executing the Corporation’s strategic plan. Those metrics are long term production growth, reserve replacement ratio and return on capital employed (ROCE). For production growth, the Corporation has set a target of achieving a compound annual growth rate of three to five percent. This target represents compound annual growth. Yearly performance will also be subject to the impact of scheduled facility off-stations and the scheduled on-stream date for new projects. For reserve replacement, the Corporation has set a target of achieving an annual reserve replacement ratio of 140 percent. The reserve replacement ratio is determined by taking the Corporation’s incremental proved reserves additions for a particular year divided by upstream gross production for that year. The target for ROCE is to achieve a five percentage point increase over the plan period. (For a description of ROCE as a non-GAAP measure, see Executive Compensation - Compensation of the President and Chief Executive Officer.)

Risk Mitigation in Compensation Program

The Compensation Program is designed to provide executive officers incentives for the achievement of near-term and long-term objectives, without motivating them to take unnecessary risk. As part of its review and discussion of the Compensation Program, the Compensation Committee noted the following facts that discourage the Corporation’s executive officers from taking unnecessary or excessive risk:

•	all the directors, including the members of the Compensation Committee, are regularly apprised of the Corporation’s financial and operating performance throughout the year;

•	executive compensation is tied to the overall results of the Corporation and not to the results of any one business unit or division;

•	there is an effective balance, in each case, between cash and equity mix, near-term and long-term focus, corporate and individual performance, and financial and non-financial performance; and

•	the Corporation’s approach to performance evaluation and compensation provides greater rewards to an executive officer achieving both short-term and long-term agreed upon objectives.

Based on this review, the Compensation Committee believes that the Compensation Program does not encourage executive officers to take unnecessary or excessive risk.

Compensation Process

The Corporation participates in annual executive compensation surveys (the Surveys) conducted by Towers Watson. The Surveys look at base salaries and other short-term and long-term incentive programs in effect at comparative oil and gas peer companies in Canada and are used, along with the disclosure in such peer companies’ annual management information circulars, as a reference by the Compensation Committee to assess the competitiveness of the Corporation’s executive compensation programs. In the case of executive officers, compensation has been targeted at the 50th percentile of the remuneration paid to executives who operate in similar business environments and whose positions are of similar size, scope and complexity. In choosing the comparative oil and gas peer companies from the Surveys against which the Compensation Committee completes its comparative analysis, the Compensation Committee selects both exploration and production companies and integrated energy companies with asset and market values similar to the Corporation. The Compensation Committee also considers revenue levels and enterprise values of such companies. The Compensation Committee believes these metrics are appropriate for determining peers because they provide a reasonable point of reference for comparing executive officers with similar positions and responsibilities.

The peer group for 2012 was:

Canadian Natural Resources Limited	Nexen Inc.
Cenovus Energy Inc.	Suncor Energy Inc.
Encana Corporation	Talisman Energy Inc.
Imperial Oil Limited

Executive Equity Compensation Anti-Hedging Policy

The Corporation has not implemented any policies which restrict its executive officers and directors from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of the Corporation’s equity securities granted as compensation or held, directly or indirectly, by the executive officer or director. However, doing so is strongly discouraged and if an executive officer or director wishes to enter into a hedge transaction, the hedge must be for at least six months and they must seek pre-clearance in accordance with the Corporation’s Company Communications, Disclosure and Insider/Reporting Policy.

Elements of Compensation

Base Salary

The base salary of each of the Corporation’s executive officers is determined by the Compensation Committee based on the level of responsibility and the experience of the individual, the relative importance of the position to the Corporation and the performance of the individual over time. The Compensation Committee believes that a competitive base salary for all employees of the Corporation is a key factor in achieving and maintaining the Corporation’s desired competitive positioning in the oil and gas industry. The Corporation retained Towers Watson to provide specific recommendations on executive compensation to ensure the competitiveness of the Corporation’s compensation practices. The Compensation Committee reviewed these recommendations in making its decisions on base salary for executive officers.

Short-term Incentive Program

The purpose of the short-term incentive program is to relate a component of compensation directly to the achievement of stated annual objectives from a corporate, business unit and individual standpoint. Awards are based on overall performance and each executive officer is assessed on the same consistent basis with bonuses being determined only after the Corporation’s financial results for the preceding financial year are known. Actual awards received by executive officers may be higher or lower than the target bonus opportunity depending on the results. Bonus opportunities range from 0% – 150% of target based on the results. With respect to the Named Executive Officers (see Executive Compensation – Summary Compensation Table) the target bonus opportunity and range of opportunity are as follows:

Position	Target Bonus Opportunity	Range of Opportunity
President and Chief Executive Officer	100%	0 – 150%
Chief Financial Officer	60%	0 – 150%
Chief Operating Officer	70%	0 – 150%
Chief Operating Officer, Asia Pacific	50%	0 – 150%
Senior Vice President, Downstream	45%	0 – 150%

Long-term Incentive Compensation

To align with short and long-term business performance and shareholder value creation, long-term incentives consist of a combination of conventional stock options and performance share units (PSUs). In determining the appropriate long term incentive fair value granted to the Named Executive Officers, the Committee considers external market data, as well as other factors such as leadership and talent retention.

In administering long-term incentives for senior executive officers in 2012, the Corporation provided 40% of the long-term incentive fair value in stock options and 60% of the value in PSUs. While stock options and PSUs are both tied to share price, the incentive and retention value of stock options may be limited in circumstances where, notwithstanding strong corporate and individual performance, the share price performance may be negatively impacted by external factors. Unlike stock options, PSUs continue to provide an incentive for executives to remain with the Corporation during such periods, continuing to tie compensation to share price performance and comparison to peer company performance. A vested PSU will always have value equal to the share price.

Incentive Stock Option Plan

The Corporation has an Incentive Stock Option Plan (the Option Plan) which is designed, through the grant of stock options in the appropriate circumstances, to reward executive officers and key employees in relation to share price performance. The Option Plan is an integral component of the Corporation’s total compensation program in terms of attracting and retaining key employees and enhances shareholder value by aligning the interests of executive officers with the growth and profitability of the Corporation. The longer term focus of this compensation element complements and balances the short-term incentive plan.

Pursuant to the Option Plan, the Board of Directors may, on the recommendation of the Compensation Committee, grant from time to time to executive officers and other eligible employees of the Corporation (each an Eligible Person) options to purchase Common Shares of the Corporation. Currently stock options are granted to Eligible Persons on an annual basis. Non-executive directors are not “Eligible Persons” as defined in the Option Plan and do not receive stock options.

The exercise price at which Common Shares may be purchased pursuant to an option is established at the time such stock option is granted and will be the weighted average trading price per Common Share on the TSX for the five days preceding the grant date. The term of each stock option is five years, subject to the Board of Directors determining at the time of grant that a particular stock option will have a shorter or longer term, provided that no term shall exceed 10 years. Stock options granted since May 2010 will generally vest as to one-third on each of the first three anniversary dates of the date of grant of the stock options, subject to the right of the Board of Directors to determine, at the time of grant, that particular stock options will be exercisable in whole or in part on earlier dates and to determine, after the grant date, that a particular stock option will be exercisable in whole or in part on earlier dates for any reason, including the occurrence of a proposal by the Corporation or any other person or company to implement a transaction that would, if implemented, result in a change of control (as defined in the Option Plan).

Eligible Persons may surrender their stock options to the Corporation in consideration of the receipt by the Eligible Person of an amount in cash equal to the excess of the aggregate fair market value of the Common Shares able to be purchased pursuant to the vested and exercisable portion of such stock options on the date of surrender over the aggregate exercise price for those Common Shares pursuant to those stock options. The fair market value of the Common Shares is calculated as the weighted average trading price of the Common Shares on the TSX for the five days on which board lots of the Common Shares have traded following the date a holder of the stock options provides notice to the Corporation that he or she wishes to surrender his or her stock options to the Corporation in lieu of exercise. As required by the rules of the TSX, upon the surrender of stock options, the number of Common Shares reserved for issuance under the Option Plan is to be reduced by the number of stock options so surrendered.

The stock options are not assignable and terminate immediately upon the Eligible Person being dismissed from his or her employment for cause or resigning at the request of the Corporation, or terminate after 90 days upon the Eligible Person resigning his or her office or employment (other than at the request of the Corporation) or is dismissed without cause. In the event of death, any stock options that have vested at the date of death may be exercised by the legal representatives of the Eligible Person during the period ending 12 months after the death of the Eligible Person.

Stock options granted between April 2007 and August 2009

In April 2007 the Board of Directors implemented performance vesting of stock options to more closely align option holders’ interest in the performance of the Corporation with the interest of shareholders. Stock options granted during this period had two vesting schedules; 40% of the stock options continued to be time-based, and vested ratably over 3-years. The remaining 60% were subject to performance vesting. The performance based stock options vested in one-third increments if the Corporation’s annual total shareholder return fell within certain percentile ranks relative to its industry peer group. The peer group consisted of comparable public oil and gas issuers and other issuers for which oil and gas operations are a significant business segment and which are competitors of the Corporation.

Specifically, options were exercisable as to 33 1/3% of the stock options on each of the first, second and third anniversaries of the grant date if the percentile rank was equal to or greater than 75 as at the end of the preceding calendar year, otherwise as to 33 1/3% of the stock options multiplied by the percentile rank as at the end of the preceding calendar year divided by 75 so long as the percentile rank was at or above 25, subject to earlier vesting as determined by the Board of Directors in accordance with the terms of the Option Plan.

Where a determination resulted in less than 33 1/3% of the stock options vesting on each of the first, second and third anniversaries of the grant date, as applicable, as a result of the percentile rank being less than 50 as at the end of the applicable year, then in the event the percentile rank was equal to or greater than 50 for the three year period ending as at the end of the calendar year preceding the third anniversary of the grant date, that number of stock options that would have vested on each of the first, second and third anniversaries of the grant date if the percentile rank was 50, less the number of stock options that did vest in each such year, would have vested on the third anniversary of the grant date.

The Board of Directors approved a number of amendments to the Option Plan of a “housekeeping” nature and deleted the performance vesting provisions for new grants beginning May 2010.

The Corporation has not implemented share ownership guidelines for its executive officers.

Performance Share Units

Effective February 22, 2010, the Board of Directors implemented a Performance Share Unit Plan (PSU Plan) for its executive officers and eligible employees to replace the performance vesting program of stock options that was previously in place. Performance Share Units (PSUs) align with the Corporation’s pay for performance philosophy in that participants receive the value of the units only if performance targets are achieved.

Pursuant to the PSU Plan the Compensation Committee may grant executive officers and eligible employees PSUs based on certain factors, including: (i) the desire to achieve certain corporate performance measures; (ii) compensation data for comparable benchmark positions among the Corporation’s competitors; (iii) the duties and seniority of the executive officer or eligible employee; (iv) individual and/or departmental contributions and potential contributions to the success of the Corporation; and (v) such other factors as the Compensation Committee deem relevant in connection with accomplishing the purposes of the PSU Plan.

PSUs vest on the second and third anniversary dates of the grant date in percentages determined by the Compensation Committee based on the Corporation’s annual total shareholder return falling within certain percentile ranks relative to the Corporation’s industry peer group. This peer group consists of comparable public oil and gas issuers and other issuers for which oil and gas operations are a significant business segment and which are competitors of the Corporation, and was composed of the following companies for the determination of payouts in 2012:

Canadian Natural Resources Limited	Nexen Inc.
Cenovus Energy Inc.	Suncor Energy Inc.
Encana Corporation	Talisman Energy Inc.
Imperial Oil Limited

With respect to the 2012 grant of PSUs, 40% of the number of PSUs granted shall vest if the percentile rank is equal to or greater than 75 as at the end of the two preceding calendar years, otherwise as to 40% of the PSUs granted multiplied by the percentile rank for the two year period divided by 75 so long as the percentile rank is at or above 25. The remaining 60% of the number of PSUs granted shall vest if the percentile rank is equal to or greater than 75 as at the end of the three preceding calendar years, otherwise as to 60% of the PSUs granted multiplied by the percentile rank for the three year period divided by 75 so long as the percentile rank is at or above 25.

Upon vesting, the holder of the PSUs will receive a cash payment equal to the number of PSUs that have vested multiplied by the weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the vesting date less withholding taxes.

The PSUs are non-transferable and, other than in the case of disability or death, terminate immediately upon the executive officer’s or eligible employee’s termination with or without cause and upon voluntary resignation. Upon termination, all PSUs held and all rights to receive a cash amount thereafter are forfeited by the grantee. In the event of disability, the PSUs held by the grantee will continue to vest in accordance with their terms. In the event of death, a portion of unvested PSUs held by the grantee shall vest effective the date of death determined in accordance with the terms of the PSU Plan and based on the number of months of service provided by the grantee since the grant date of the applicable PSUs.

Granting Process for Share-based and Option-based Awards

In determining the size of individual stock option and PSU grants the Compensation Committee considers the recommendations of the President and Chief Executive Officer, other than with respect to any stock options and PSUs to be granted to him, and considers the aggregate number of Common Shares available under the Option Plan and the number of individuals to whom the Corporation wishes to grant stock options and PSUs. The Compensation Committee also considers the range of potential compensation levels that may be yielded by the stock options and PSUs. The Compensation Committee reserves the discretion to consider any factors it considers relevant, including, but not limited to, any previous grants to an executive officer or eligible employee, and to give all factors considered the relative weight it considers appropriate under the circumstances then prevailing, in reaching its determination regarding the size and timing of stock option and PSU grants. Stock option and PSU grants to existing eligible employees are made on an annual pre-determined date. Similarly, stock option and PSU grants to newly hired employees and those employees receiving job promotions are made on pre-determined dates during the calendar year.

The Compensation Committee has delegated to the Chair of the Compensation Committee and the President and Chief Executive Officer final approval of all stock option and PSU grants. The Corporation’s procedure for granting stock options and PSUs, as applicable, entails the Corporation’s Human Resources Department providing a list of stock option or PSU grant recommendations, as applicable, to the President and Chief Executive Officer for his consideration. Once he approves the stock option or PSU allocation, as applicable, the recommendations are sent to the Chair of the Compensation Committee for his consideration and approval. With respect to stock options, once the Chair of the Compensation Committee has approved the allocation of stock options, a date that is five trading days after the date of approval of those allocations is set as the grant date and the exercise price is calculated as the five day weighted average trading price prior to the date of the grant, as provided for in the Option Plan. The Compensation Committee has the authority pursuant to the terms of the Option Plan to administer the Option Plan and to make amendments to the Option Plan, subject to regulatory and shareholder approval if required under the terms of the Option Plan or the rules of the TSX. Similarly, the Compensation Committee has the authority, pursuant to the terms of the Performance Share Unit Plan Administrative Guidelines, to administer the PSU Plan and to make amendments to the Performance Share Unit Plan Administrative Guidelines.

Perquisites and Benefit Plans

Along with all other employees, the executive officers participate in the benefit plans provided by the Corporation. There are no special supplemental pension or benefit plans in place for any of the executive officers. The Corporation has a 5% savings plan for all employees, including the executive officers. Commencing in 2012 employees, including executive officers, may direct all or a portion of their contribution to the savings plan to be used to purchase Common Shares in the market. The executive officers also receive a monthly vehicle allowance and paid parking. The Compensation Committee believes that the Corporation’s perquisites and benefit plans are reasonable and consistent with the Compensation Program.

Compensation of the President and Chief Executive Officer

The compensation of Mr. Ghosh, the President and Chief Executive Officer, is determined by the Compensation Committee and is based on the achievement of specific corporate and personal performance related objectives, such as:

•	the formulation and execution of a corporate strategy which achieves sustained, profitable growth;

•	a continued commitment to operational integrity which translates into conducting all activities safely and reliably;

•	to ensure a robust management succession plan is in place; and

•	to identify significant risks to the Corporation’s businesses and ensure mitigation strategies are established.

For 2012, the Compensation Committee considered the following metrics in assessing the performance of the President and Chief Executive Officer:

•	the total recordable incident rate fell by 21.2% over 2011 and there were zero fatalities in 2012;

•	the 9.5% return on capital employed(1) exceeded target;

•	cash flow from operations(2) of $5,010 million was achieved, exceeding target;

•	total net earnings of $2,021.6 million was achieved, substantially exceeding target;

•

upstream production of 301.5 mboe per day at the approximate mid-range of guidance of 290 – 315 mboe per day despite planned lower production due to scheduled maintenance on the Sea Rose FPSO and export pipeline capacity constraint issues; and

•	excluding economic revisions, reserve replacement(3) was 140% for 2012 and averaged 175% over the last two years. This exceeded the 140% 5 year target average.

NOTES:

(1)	The term return on capital employed (ROCE) measures the return earned on long-term capital sources such as long term liabilities and shareholder equity. ROCE is presented in the Corporation’s financial reports to assist management in analyzing shareholder value. ROCE equals net earnings plus after-tax finance expense divided by the two-year average of long term debt including long term debt due within one year plus total shareholders’ equity. The Corporation’s determination of ROCE does not have any standardized meaning prescribed by IFRS and therefore is unlikely to be comparable to similar measures presented by other issuers.

The Corporation uses the term “cash flow from operations”, which should not be considered an alternative to, or more meaningful than “cash flow – operating activities” as determined in accordance with IFRS, as an indicator of the Corporation’s financial performance. Cash flow from operations is presented in the Corporation’s financial reports to assist management and investors in analyzing operating performance by business in the stated period. The Corporation’s determination of cash flow from operations may not be comparable to that reported by other companies. Cash flow from operations equals net earnings plus items not affecting cash which include accretion, depletion, depreciation, amortization, and impairment, deferred taxes, foreign exchange and other non-cash items.

The following table shows the reconciliation of cash flow from operations to cash flow – operating activities for the years ended December 31:

($ millions)		2012	2011
Non-GAAP	Cash flow from operations	5,010	5,198

	Settlement of asset retirement obligations	(123)	(105)

	Income taxes paid	(575)	(282)

	Interest received	34	12

	Change in non-cash working capital	843	269

GAAP	Cash flow – operating activities	5,189	5,092

(2)	The 2012 reserve replacement ratio was determined by taking the Corporation’s 2012 incremental proved reserves additions divided by 2012 upstream gross production.

Mr. Ghosh’s compensation package contains significant pay at risk with base salary comprising less than 25% of his total compensation. According to the review completed by Towers Watson, Mr. Ghosh’s total direct compensation and benefits in 2012 were below the 50th percentile of his peer group.

Total Cost of Compensation

During the financial year ended December 31, 2012, the aggregate compensation amount in 2012 for the Named Executive Officers, as set out in the table on page 23, was $16,837,371 which is equal to 0.83% of the Corporation’s net earnings for its recently completed financial year.

Compensation Governance

The policies and practices adopted by the Board of Directors to determine the compensation of the Corporation’s directors and executive officers are described under “Compensation Discussion and Analysis” and “Business of the Meeting – Election of Directors – Director Compensation”, respectively.

The Compensation Committee is comprised of two independent directors (being Mr. Glynn and Mrs. Kwok) and two non-independent directors (being Messrs. Fok and Sixt). The two non-independent directors are not part of management but rather have been categorized as non-independent because they are executive officers of affiliates of the Corporation’s principal shareholders. The Board of Directors does not believe that the two non-independent directors in any way compromise the objective process for determining the compensation of the President and Chief Executive Officer, the executive officers or the general compensation programs for the Corporation.

All members of the Compensation Committee have the skills and experience to fulfill their responsibilities and to make decisions on the suitability of the Corporation’s compensation policies and practices. They have developed skills and experience in making executive compensation decisions through leadership positions within large organizations and through serving on compensation committees of other large publicly traded companies. Their collective experience in handling executive compensation matters is broad in nature and includes experience within a diverse range of industries.

As set out in the Compensation Committee’s Mandate, the duties and responsibilities of the Compensation Committee are as follows:

1.	establish industry benchmarks and comparables for the Corporation’s approach to compensation and to determine the salary and benefits of the President and Chief Executive Officer, subject to the terms of any existing contractual arrangements;

2.	after considering the recommendation of the President and Chief Executive Officer, determine:

(a)	the general compensation structure and policies and programs for the Corporation; and

(b)	the salary and benefit levels for all other executive officers;

3.	review the Corporation’s long-term incentive plans (including any stock grant, stock option, equity linked or similar plan) and establish, modify or discontinue such plans, from time to time, as it judges appropriate, and to approve any issuance or allocation under such plan in relation to any period and the terms thereof;

4.	review and make recommendations to the Board of Directors on issues that arise in relation to any employment contracts in force from time to time;

5.	review the employee benefit programs;

6.	review and approve severance arrangements for executive officers;

7.	review the executive compensation disclosure in the management information circular for the annual meeting;

8.	review and report annually to the Board of Directors on the effectiveness from a corporate governance point of view, of the succession planning processes of the Corporation;

9.	review and monitor the overall employment environment of the Corporation, looking both internally and externally;

10.	carry out such other responsibilities as the Board of Directors may from time to time set forth; and

11.	advise and report to the Co-Chairs of the Board and the Board of Directors, relative to the duties and responsibilities set out above, from time to time, and in such detail as is reasonably appropriate.

Executive Compensation External Consultant Fees

The Corporation continued its engagement of Towers Watson to assist in determining the 2012 compensation for the Corporation’s directors and executive officers. The Compensation Committee reviewed the reports of Towers Watson in making its decision on base salary for the Corporation’s executive officers.

The following table provides information about the fees billed to the Corporation for services rendered by Towers Watson during the fiscal years indicated.

	2012	2011

Executive Compensation-Related Fees	$316,417	$103,935

All Other Fees	$987,868	$925,404

Executive Compensation-Related Fees consist of fees for services related to determining compensation for any of the Corporation’s directors and executive officers. All Other Fees consist of fees for all other services that may have been provided by Towers Watson that are not included under Executive Compensation-Related Fees and include services related to the review of the Corporation’s long-term incentive plans, compilation of compensation market data, comparator peer group development, and the administrative and actuarial services related to the Corporation’s pension and benefits plans and other general management consulting services.

Performance Graph

The following performance graph compares the Corporation’s cumulative total shareholder return on Common Shares over the period from December 31, 2007 to December 31, 2012, assuming a $100 initial investment and the reinvestment of all dividends, with the cumulative total shareholder return on the S&P/TSX Composite Index and the S&P/TSX Energy Index.

	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2012
Husky	100	72	73	67	65	82
S&P/TSX Composite Index	100	65	85	97	86	90
S&P/TSX Energy Index	100	64	86	95	83	80

For the period from December 31, 2011 to December 31, 2012, assuming a $100 initial investment and the reinvestment of all dividends, the Corporation’s cumulative total shareholder return on Common Shares was $125, as compared to $104 for the S&P/TSX Composite Index and $96 for the S&P/TSX Energy Index.

The Corporation’s executive officers receive long-term incentives as part of their compensation. The actual value received from long-term incentives by individual executive officers is proportional to any increase (or decrease) in the Common Share price. See “Compensation Discussion and Analysis-Elements of Compensation – Long-term Incentive Compensation”. In reviewing individual executive officer compensation reported in the Summary Compensation Table there is a general correlation between Common Share price performance and the total compensation received by the executive officers for the three year period disclosed in the Summary Compensation Table.

Summary Compensation Table

The following table details compensation information for the three most recently completed financial years of the Corporation ended December 31, 2012 for the Corporation’s President and Chief Executive Officer, Asim Ghosh, the Corporation’s Chief Financial Officer, Alister Cowan, Chief Operating Officer, Robert J. Peabody, Chief Operating Officer, Asia Pacific, Robert M. Hinkel, and Senior Vice President, Downstream, Robert I. Baird (collectively, the Named Executive Officers).

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary $	Share- based awards ($)(1)	Option- based awards ($)(2)	Annual incentive plans(3)	Long- term incentive plans	Pension value ($)(4)	All other compensation ($)(5)		Total compensation ($)
Asim Ghosh(6)	2012	1,588,500	2,414,653	1,181,889	2,370,000	—	142,965	158,632		7,856,639
President and Chief	2011	1,459,625	832,806	1,538,385	2,300,000	—	131,366	131,657	(7)	6,393,839
Executive Officer	2010	707,292	—	—	1,167,000	—	63,656	110,560	(7)	2,048,508

Alister Cowan	2012	501,250	765,207	590,945	490,000	—	25,062	68,883		2,441,347
Chief Financial	2011	435,000	647,738	769,193	527,675	—	21,750	51,236		2,452,592
Officer	2010	397,500	311,504	626,458	281,075	—	19,875	45,020		1,681,432

Robert J. Peabody	2012	792,500	1,020,276	590,945	880,000	—	55,475	85,726		3,424,922
Chief Operating	2011	762,500	647,738	769,193	843,550	—	52,142	64,085		3,139,208
Officer	2010	732,500	311,504	626,458	386,100	—	36,625	62,638		2,155,825

Robert M. Hinkel (8)	2012	445,000	382,604	256,076	350,000	—	22,250	175,090		1,631,020
Chief Operating	2011	425,270	290,284	381,175	393,955	—	21,263	105,617		1,617,564
Officer, Asia Pacific	2010	40,261	—	—	—	—	2,013	19,451		59,713

Robert I. Baird	2012	411,500	382,604	256,076	350,000	—	20,575	62,688		1,483,443
Senior Vice President,	2011	391,000	277,602	333,317	317,000	—	19,550	56,746		1,395,215
Downstream	2010	351,750	133,502	271,465	221,730	—	17,587	36,483		1,032,517

NOTES:

(1)	The accounting grant date fair value of performance share units granted but not vested is based on the number of performance share units multiplied by a valuation ratio of 0.67 and the trading price of the Corporation’s Common Shares on the TSX on the grant date of the performance share units and includes a forfeiture rate of 7.54%. The Corporation uses this methodology as it is a commonly recognized way of calculating a meaningful and reasonable estimate of fair value.
(2)	The Corporation has calculated the accounting grant date fair value of the options granted to Named Executive Officers using the Black-Scholes model. The Corporation chose this methodology because it is recognized as the most commonly used methodology of valuing options. The Black-Scholes assumptions used by the Corporation were:

Assumptions	2010	2011	2012
Initial expected useful life	3.6 years (based on option grant date)	1.7 years (based on option vest date)	1.8 years (based on option vest date)
Expected annual dividend(1)	$1.20 per share	$1.20 per share	$1.20 per share
Forfeiture rate	12.1%	11.8% – 12.0%% (range from August grant to February grant)	11.4%
Volatility	36.1% – 36.2% (range from May grant to November grant)	33.1% – 37.3% (range from August grant to May grant)	24.1% – 35.3% (range within tranches of March grant )
Risk-free interest rate	1.92%	1.71% – 2.46% (range within tranches of February grant)	1.85% – 2.34% (range within tranches of March grant)

(1)	Based on average annual dividend declared in the 20 quarters prior to grant date. The methodology has changed for 2012 as previously the expected annual dividend/share was calculated based on a shorter historical timeframe.

(3)	The bonuses disclosed in the table for each year were earned in respect of performance for that year and are paid in the following year.
(4)	Represents contributions the Corporation has made on behalf of the Named Executive Officers to the Pension Alternatives Program which provides the option of a Defined Contribution Pension Plan, a Group RRSP and taxable cash. Mr. Cowan participates in the Corporation’s Defined Contribution Pension Plan. The rest of the Named Executive Officers participate in the Corporation’s Group RRSP and/or receive taxable cash.
(5)	Includes executive officer perquisites (parking, vehicle allowances), unused vacation payouts, and employer contributions to Corporation sponsored benefits and savings plan programs, with the exception of the Pension Alternatives Program which is shown under the column Pension value. The items included in the column “All other compensation” are paid in cash or are a taxable benefit to the Named Executive Officers and therefore the amounts shown are cash costs to the Corporation. Other than as indicated, the Named Executive Officers did not receive any perquisites, including property or personal benefits not generally available to all employees, that in aggregate were worth $50,000 or more, or were worth 10% or more of the Named Executive Officer’s total salary for the financial year.
(6)	Mr. Ghosh was appointed President and Chief Executive Officer on June 1, 2010. His 2010 salary represents salary paid in 2010. Mr. Ghosh’s 2010 annualized salary was $1,212,500.
(7)	Includes $87,083 received in 2010 and $28,333 received in 2011 for services as a director. Effective April 27, 2011, Mr. Ghosh no longer receives director fees.
(8)	Mr. Hinkel was appointed Chief Operating Officer, Asia Pacific on November 29, 2010. His 2010 salary represents salary paid in 2010. Mr. Hinkel’s 2010 annualized salary was US$430,000. All figures for Mr. Hinkel were converted to Canadian dollars using the Bank of Canada annual average exchange rate for the applicable year. For 2010 the exchange rate was $1.029; for 2011 the exchange rate was $0.989. For the annual average for 2012, the Canadian dollar was at par.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of incentive plan awards outstanding at the end of the financial year ended December 31, 2012 held by the Named Executive Officers.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of performance share units that have not vested (#)(2)	Market or payout value of performance share units that have not vested ($)(3)	Market or payout value of vested performance share units not paid out or distributed ($)

Asim Ghosh	300,000	29.06	May 4, 2016	102,000	187,000	5,497,800	—
	300,000	25.51	March 29, 2017	1,167,000

Alister Cowan	300,000	45.02	August 7, 2013	0	101,000	2,969,400	—
	150,000	28.19	May 5, 2015	181,500
	150,000	29.06	May 4, 2016	51,000
	150,000	25.51	March 29, 2017	583,500

Robert J. Peabody	150,000	28.19	May 5, 2015	181,500	116,000	3,410,400	—
	150,000	29.06	May 4, 2016	51,000
	150,000	25.51	March 29, 2017	583,500

Robert M. Hinkel	65,000	28.96	February 23, 2016	28,600	37,500	1,102,500	—
	65,000	25.51	March 29, 2017	252,850

Robert I. Baird	150,000	45.02	August 7, 2013	0	46,500	1,367,100	—
	65,000	28.19	May 5, 2015	78,650
	65,000	29.06	May 4, 2016	22,100
	65,000	25.51	March 29, 2017	252,850

NOTES:

(1)	Calculated by subtracting the exercise price of the stock option from the closing price of the Common Shares on the TSX on December 31, 2012 ($29.40) and multiplying the amount by the number of Common Shares issuable upon exercise of the options.
(2)	Represents the aggregate number of PSUs held as of December 31, 2012.
(3)	The market or payout value of PSUs that have not vested was determined by multiplying the number of unvested PSUs by the closing price of the Common Shares on the TSX on December 31, 2012 ($29.40). In accordance with the terms of the PSU Plan, actual market or payout value would be equal to the number of vested PSUs multiplied by the weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the vesting date.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth information in respect of the value of incentive plan awards held by the Named Executive Officers that vested during the Corporation’s most recently completed financial year.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year(3) ($)
Asim Ghosh	0	—	2,370,000

Alister Cowan	0	247,766	490,000

Robert J. Peabody	0	247,766	880,000

Robert M. Hinkel	0	—	350,000

Robert I. Baird	0	106,186	350,000

NOTES:

(1)	Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date based on the difference between the closing market price of the Common Shares on the TSX on the vesting date and the exercise price of the options held. The closing price of the Common Shares on the TSX on the vesting date was lower than the grant price, therefore a zero value is noted.
(2)	The share-based awards consisting of PSUs have been calculated by multiplying the number of units granted by the performance vesting factor of 72% by the closing price of the Common Shares on the TSX on the vest date, May 6, 2012 ($24.58). As provided under the PSU Plan, the actual payout was based on the weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the vesting date ($25.36), less withholding taxes.
(3)	Amounts shown are corporate bonus payments related to the 2012 performance year.

Pension Alternatives Program

The Named Executive Officers participate in a Corporation sponsored pension alternatives program made available to all employees that provides employees with the flexibility to control their own retirement savings. Under this plan, the Corporation contributes a percentage of an employee’s base pay each month, and the employee decides where to direct these contributions and how to invest the funds. Employees have the option to direct some or all of the contributions to one or a combination of: (i) a defined contribution pension plan; (ii) a group retirement savings plan; and (iii) taxable cash, if employees want to invest the contributions elsewhere. The contributions made on behalf of employees vary with years of continuous service with the Corporation ranging from 5% to 9% of base salary.

Where applicable the following table sets forth information in respect of the Corporation’s defined contribution pension plan payments on behalf of the Named Executive Officers for the Corporation’s most recently completed financial year. Only one elected to participate in the Corporation’s defined contribution pension plan. The rest of the Named Executive Officers participate in the Corporation’s group retirement savings plan and/or receive taxable cash.

Name	Accumulated value at start of year ($)	Compensatory ($)(1)	Accumulated value at year end ($)(2)
Asim Ghosh	—	—	—

Alister Cowan	83,430	25,062	116,031

Robert J. Peabody	—	—	—

Robert M. Hinkel	—	—	—

Robert I. Baird	—	—	—

NOTES:

(1)	Represents employer contributions.
(2)	Includes investment earnings in 2012.

Employment Agreements

All of the Named Executive Officers have Executive Employment Agreements with Husky Oil Operations Limited, the Corporation’s principal operating subsidiary.

The terms of the Executive Employment Agreements provide that in the event of the termination of the Named Executive Officer by the Corporation without just cause or by the Named Executive Officer following a change of control, the Named Executive Officer will be entitled to receive a retiring allowance consisting of a lump sum cash amount equal to two times the Named Executive Officer’s base annual salary plus the continuation of all group benefits for a period of 24 months following the termination of employment, or at the Corporation’s option, in lieu of such continued coverage, an additional cash payment equal to 15% of two times the Named Executive Officer’s base annual salary. In addition, pursuant to the Option Plan the Board of Directors has the authority to accelerate the vesting of all outstanding options held by the Named Executive Officers.

The total amount that would be payable under the Executive Employment Agreement to each of the Named Executive Officers as at December 31, 2012 assuming a cash payment in lieu of continued benefit coverage, no accrued and unpaid vacation pay and no acceleration of the vesting of unvested options, is set out in the following table.

Name	Salary Related ($)	Benefits Related ($)	Total ($)
Asim Ghosh	3,208,000	481,200	3,689,200

Alister Cowan	1,040,000	156,000	1,196,000

Robert J. Peabody	1,600,000	240,000	1,840,000

Robert M. Hinkel(1)	900,000	135,000	1,035,000

Robert I. Baird	890,000	133,500	1,023,500

NOTE:

(1)	Mr. Hinkel is paid in United States dollars. His salary and benefits would have been converted to Canadian dollars using the Bank of Canada 2012 annual average exchange rate. For the annual average for 2012, the Canadian dollar was at par.

In the event a Named Executive Officer terminates his Executive Employment Agreement upon a change of control, the Named Executive Officer has agreed, at the Corporation’s option, to continue his employment for a period of up to six months following such termination at his existing compensation package, to assist the Corporation in an orderly transition of management. The Executive Employment Agreements also contain non-competition and standard confidentiality provisions. The Named Executive Officers have agreed that so long as they are employed by the Corporation, they are not to engage in any practice or business in competition with the business of the Corporation or any of its affiliates.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as at December 31, 2012 with respect to the Corporation’s compensation plans under which equity securities of the Corporation are authorized for issuance.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by securityholders	29,021,173	$28.85	20,019,859

Equity compensation plans not approved by securityholders	Nil	N/A	N/A

Total	29,021,173	$28.85	20,019,859

The maximum number of Common Shares that may be reserved for issuance pursuant to options granted under the Option Plan is presently fixed at 84,000,000 which represents approximately 8.5% of the Corporation’s outstanding Common Shares as of February 28, 2013. Options for 11,137,250 Common Shares were granted in 2012, which represents approximately 1% of the Corporation’s outstanding Common Shares as at February 28, 2013. A total of 28,366,974 options are outstanding as of February 28, 2013 representing 2.9% of the Corporation’s outstanding Common Shares. The maximum number of Common Shares that may be optioned to any one Eligible Person under the Option Plan, together with all other previously established or proposed options, shall not exceed 1% of the total number of Common Shares issued and outstanding on a non-diluted basis. The maximum number of Common Shares which may be reserved for issue pursuant to options granted to insiders under the Option Plan together with all other previously established or proposed share compensation arrangements, in aggregate shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis. The number of Common Shares which may be issuable under the Option Plan, together with all of the Corporation’s other previously established or proposed share compensation arrangements within a one-year period: (i) to insiders in aggregate, shall not exceed 10% of the issued and outstanding Common Shares; and (ii) to any one Eligible Person, who is an insider, shall not exceed 1% of the issued and outstanding Common Shares.

The Board of Directors implemented amendment provisions to the Option Plan to allow the Board of Directors at any time and from time to time, in its sole and absolute discretion, subject to any required approval of any regulatory authority or stock exchange, to make any amendments to the Option Plan without shareholder approval, other than amendments which:

(a)	reduce the exercise price or extend the expiry date of options granted to insiders of the Corporation;

(b)	amend the number of Common Shares issuable under the Option Plan;

(c)	add any form of financial assistance by the Corporation for the exercise of any option; or

(d)	change the class of eligible persons to the Option Plan which would have the potential of broadening or increasing participation by insiders of the Corporation.

The Option Plan also allows for the expiry date of outstanding stock options to be extended five business days following the lifting of a trading black out period imposed pursuant to the Corporation’s Company Communications, Disclosure and Insider Trading/Reporting Policy where the options expire during the blackout period. In the event stock options expire on a date within five business days after the lifting of a blackout period, the expiry date of the stock options shall be the fifth business day following the lifting of the blackout period.

Reports of Committees

Audit Committee Report

Information in respect of the composition of the Corporation’s Audit Committee, the education and experience of each of the members of the Audit Committee, the Audit Committee’s Mandate, the Audit Committee’s policies and procedures for the engagement of non-audit services and the fees paid by the Corporation for external auditor services in 2012 is set out under the heading “Audit Committee” in the Corporation’s Annual Information Form dated March 8, 2013.

Membership	The Board of Directors appointed the current members of the Audit Committee on April 26, 2012 and appointed William Shurniak to be the Chair of the Committee. The Audit Committee has four members, including the Chair, and each is an independent director.

Mandate	A copy of the Audit Committee’s Mandate is posted on the Corporation’s website at www.huskyenergy.com.

Meetings - 2012	The Audit Committee held five meetings in 2012 and, among other matters, considered the following:
•

Reviewed and discussed (i) the year end 2011 reserves data and reserves determination process with internal senior reserves personnel and the outside independent reserves advisor to the Audit Committee, and (ii) the selection and role of the independent reserves auditor.

	•	Met with the independent reserves auditor separate from management and confirmed that there were no restrictions that affected their ability to report on reserves data without reservation.

	•	Approved and recommended to the Board of Directors the approval of the content and filing of the Corporation’s statement of reserves data, the filing of the reports of the internal qualified reserves evaluators and the content and filing of the related report of management and the Board of Directors for the year ended December 31, 2011.

	•	Approved the 2011 fourth quarter financial statements and Management’s Discussion and Analysis thereon and news release pertaining to the fourth quarter 2011 financial results, pursuant to a delegation from the Board of Directors.

	•	Reviewed and approved, and recommended to the Board of Directors for approval, the 2011 Annual Information Form, the Management’s Discussion and Analysis contained in the 2011 Annual Report and the audited consolidated financial statements for the year ended December 31, 2011, together with the auditors’ report thereon, for filing with the Canadian securities regulators and the Form 40-F for filing with the US Securities and Exchange Commission.

	•	Reviewed and approved and recommended to the Board of Directors for approval Note 26 – First Time Adoption of International Financial Reporting Standard for inclusion in the audited consolidated financial statements for the year ended December 31, 2011.

	•	Recommended to the Board of Directors the public issuance of an aggregate principal amount of US$500,000,000 3.95% notes due 2022.

	•	Approved the interim financial statements and press releases, including Management’s Discussion and Analysis, for the three months ended March 31, 2012, for the six months ended June 30, 2012 and the nine months ended September 30, 2012 pursuant to a delegation from the Board of Directors.

	•	Reviewed and recommended to the Board of Directors for approval the external auditor’s fees for 2012 and recommended to the Board of Directors the reappointment of KPMG LLP as the Corporation’s external auditors for 2012 and that the shareholders be asked to reappoint KPMG LLP as the Corporation’s external auditors for 2012.

	•	Reviewed and approved the external auditors’ engagement letter and audit plan for 2012.

	•	Received reports from, and met with, the external auditors to discuss the 2011 annual audit, the results of the audit, their assessment of the Corporation’s accounting and internal control over financial reporting, their Independent Auditors’ Report and their statement on independence from the Corporation (the external auditors attended all meetings and met four times with the Audit Committee separate from management).

	•	Received four reports from and met with the Corporation’s internal auditor to discuss business control and compliance audits conducted by internal audit (the internal auditor attended all meetings and met four times with the Audit Committee separate from management).

	•	Received at each meeting a risk management report from management.

	•	Reviewed and approved and recommended to the Board of Director for approval the Corporation’s Enterprise Risk Management process.

	•	Reviewed and approved the Internal Audit Plan for 2012.

	•	Received and reviewed management’s report on the assessment of internal controls over financial reporting.

	•	Received and reviewed a report on the Corporation’s information systems security controls and risk landscape.

	•	Reviewed the Audit Committee Mandate.

	•	Reviewed at each meeting the Audit Committee Charter Checklist.

	•	Confirmed with management that there were no unresolved issues or difficulties between management and the external auditors that could affect the financial statements and reviewed with management the overall performance of the external auditors.

	•	Reviewed the Corporation’s insurance coverage.

	•	Approved certain audit related and non-audit services provided by the external auditors.

	•	Received from management updates on tax matters and current tax issues affecting the Corporation and on the status of material litigation involving the Corporation.

Meetings - First Quarter 2013	The Audit Committee held two meetings in the first quarter of 2013 and, among other matters, considered the following:
•

Reviewed and discussed (i) the year end 2012 reserves data and reserves determination process with internal senior reserves personnel and the outside independent reserves advisor to the Audit Committee, and (ii) the selection and role of the independent reserves auditor.

	•	Approved and recommended to the Board of Directors the approval of the content and filing of the Corporation’s statement of reserves data, the filing of the reports of the internal qualified reserves evaluators and the content and filing of the related report of management and the Board of Directors for the year ended December 31, 2012.

	•	Approved the 2012 fourth quarter financial statements and Management’s Discussion and Analysis thereon and news release pertaining to the fourth quarter 2012 financial results, pursuant to a delegation from the Board of Directors

	•	Reviewed and discussed with management and the external auditors the 2012 Annual Information Form, Management’s Discussion and Analysis contained in the 2012 Annual Report and the audited consolidated financial statements for the year ended December 31, 2012 and recommended approval to the Board of Directors for filing with the Canadian securities regulators and the Form 40-F for filing with the U.S. Securities and Exchange Commission.

Report presented by:	William Shurniak, Chair Frederick S.H. Ma George C. Magnus Colin S. Russel

Compensation Committee Report

Membership	The Board of Directors appointed the current members of the Compensation Committee on April 26, 2012 and reappointed Canning K.N. Fok to be the Chair of the Committee. The Compensation Committee has four members, including the Chair, and two of the members are independent directors and the other two directors are independent of management.

Mandate	A copy of the Compensation Committee’s Mandate is posted on the Corporation’s website at www.huskyenergy.com.

Meetings - 2012	The Compensation Committee held one meeting in 2012 and among other matters considered the following:
	•	Reviewed and approved the 2012 compensation budget.

	•	Reviewed and discussed with the President and Chief Executive Officer his recommendations for the 2011 bonuses and the 2012 compensation for the Corporation’s executive officers, and approved after consideration of those recommendations the 2011 bonuses and the 2012 executive officer compensation.

	•	Reviewed and approved the components of the Corporation’s annual long-term incentive program.

	•	Reviewed and approved the President and Chief Executive Officer’s objectives for 2012 and determined the 2011 bonus payable to the President and Chief Executive Officer based on the achievement of objectives for 2011 and his compensation for 2012.

	•	Reviewed the Corporation’s succession planning process and job title changes to reflect market practice.

Meetings - First Quarter 2013	The Compensation Committee held one meeting in the first quarter of 2013 at which it reviewed and approved the 2013 compensation budget; reviewed with the President and Chief Executive Officer and approved the 2012 bonuses and 2013 salaries for the Corporation’s executive officers and reviewed and approved the annual Long Term Incentive Plan Allocation Guidelines. The Compensation Committee also, without the President and Chief Executive Officer present, reviewed and set the 2012 bonus and 2013 salary for the President and Chief Executive Officer. The Compensation Committee also reviewed executive officer succession planning.

Report presented by:	Canning K.N. Fok, Chair Martin J.G. Glynn Eva L. Kwok Frank J. Sixt

Corporate Governance Committee Report

Membership	The Board of Directors appointed the current members of the Corporate Governance Committee on April 26, 2012 and reappointed Martin J.G. Glynn to be the Chair of the Committee. The Corporate Governance Committee has four members, including the Chair, and each member is an independent director.

Mandate	A copy of the Corporate Governance Committee’s Mandate is posted on the Corporation’s website at www.huskyenergy.com.

Meetings - 2012	The Corporate Governance Committee held three meetings in 2012 and, among other matters, considered the following:
• Reviewed the membership of the Committees of the Board of Directors and the current Committee Chairs, including whether formal guidelines should be developed for regular rotation.

• Reviewed and approved the 2012 Management Information Circular, including the Statement of Corporate Governance Practices and the disclosure regarding director independence.

	•	Reviewed and provided input on a revised Corporate Communications Policy, and recommended approval by the Board of Directors.

	•	Received and reviewed Husky’s risk management update and how such enterprise risk was dealt with by the Corporation’s peers.

	•	Reviewed directors’ education activities for 2012, and arranged education sessions and site tours.

	•	Reviewed the results of the 2012 Director Assessment Surveys.

	•	Reviewed the Corporation’s minimum share ownership requirements for directors.

	•	Reviewed and considered the Mandates of the Board of Directors and of each of the Committees of the Board of Directors.

	•	Received an overview of recent legal and regulatory developments in both Canada and the U.S. regarding corporate governance.

	•	Reviewed the director skills matrix.

	•	Determined that the 2013 corporate governance priorities for 2013 would include a review of the Corporation’s Code of Business Conduct and its anti-bribery/anti-corruption matters.

	•	Reviewed the agenda items for the meetings of the Board of Directors to be held in 2013.

	•	Considered and recommended appointment of a new Board member (Neil D. McGee).

	•	Reviewed the Corporation’s Code of Business Conduct, including the processes currently in place and being developed to ensure compliance and particularly, the anti-corruption compliance provisions. Ongoing review of the anti-corruption compliance procedures was set as one of the Committee’s 2013 priorities.

	•	Reviewed applicable independence issues relating to the use of Tower Watson as compensation consultants to the Corporation.

	•	Reviewed and considered the position description and expenditure authority levels of the President and Chief Executive Officer.

	•	Reviewed and considered the Investor Relations Report.

	•	Reviewed approach to various related party transactions, and set certain dimensions to review guidelines.

	•	Reviewed and approved a related party transaction (term extension to Meridian Cogeneration facility arrangements).

Meetings - First Quarter 2013	The Corporate Governance Committee held one meeting in the first quarter of 2013 and, among other matters, reviewed and recommended to the Board of Directors the approval of the 2013 Management Information Circular, including the Statement of Corporate Governance Practices (which can be found in Schedule “A” of this Circular), including the assessment of director independence; and continued its review of anti-corruption guidelines and policies for the Corporation.

Report presented by:	Martin J.G. Glynn, Chair Stephen E. Bradley Eva L. Kwok Wayne E. Shaw

Health, Safety and Environment Committee Report

Membership	The Board of Directors appointed the current members of the Health, Safety and Environment Committee on April 26, 2012 (other than Neil D. McGee) and reappointed Stanley T.L. Kwok as the Chair of the Committee. Neil D. McGee was appointed by the Board of Directors on November 9, 2012. The Health, Safety and Environment Committee has five members, including the Chair, and four members are independent directors.

Mandate	A copy of the Health, Safety and Environment Committee’s Mandate is posted on the Corporation’s website at www.huskyenergy.com.

Meetings - 2012	The Health, Safety and Environment Committee held two meetings in 2012 and among other matters considered the following:
	•	Reviewed HS&E Mandate to determine adequacy and if any updates were required.

	•	Reviewed (i) the findings of the Total North Sea Elgin Franklin platform incident (gas leak) (and whether the Corporation was exposed to this type of risk) and (ii) the findings of the Atlantic Region vessel positioning incident.

	•	Reviewed the Husky Operational Integrity Management System priorities for 2012, including the continued roll-out of HOIMS program.

	•	Reviewed incident report (Sea Rose Water Pump fire – August 2012)

	•	Reviewed 2012 Total Recorded Incident Rate, including comparison with 2011, and program for reducing motor vehicle accidents.

	•	Reviewed 2011 HS&E performance, and 2012 HS&E critical risks identified by Management (including mitigation strategies).

	•	Reviewed updates of the final recommendations of the Asset Retirement Obligation Task Force.

	•	Reviewed reports on a safety perception employee survey, emergency response business continuity plans, the Lloydminster Carbon Dioxide Capture Project and well abandonments and remediations.

	•	Reviewed approach being taken as to Husky’s Enterprise Risk Management process, and the ten most critical risks to the Corporation.

	•	Reviewed 2013 Business Plan.

	•	Reviewed Pipeline Integrity Management and Spill Response program.

	•	Reviewed Husky’s greenhouse gas emissions.

Report presented by:	Stanley T.L. Kwok, Chair Frederick S.H. Ma Neil D. McGee Colin S. Russel Wayne E. Shaw

Additional Information

Additional financial information is provided in the Corporation’s comparative consolidated financial statements and management’s discussion and analysis for the most recently completed financial year ended December 31, 2012, contained in the Corporation’s Annual Report for the year ended December 31, 2012. Any request for any of these documents should be made to the Corporate Secretary, Husky Energy Inc., 707 – 8th Avenue S.W., Calgary, Alberta, T2P 1H5 and/or fax (403) 298-7323. Information can also be obtained through the Corporation’s website at www.huskyenergy.com and on SEDAR at www.sedar.com.

Schedule “A”

Statement of Corporate Governance Practices

The Board of Directors of the Corporation (the Board) recognizes that good corporate governance is of fundamental importance to the success of the Corporation. The Corporation’s governance practices are the responsibility of the Board but the Board has delegated some of its responsibilities to develop and monitor the Corporation’s governance practices to the Corporate Governance Committee. The Board has developed corporate governance policies and procedures which are monitored and reviewed on a continuous basis.

National Instrument 58-101 – Disclosure of Corporate Governance Practices (NI 58-101), National Policy 58-201 – Corporate Governance Guidelines (NP 58-201) and National Instrument 52-110 – Audit Committees (NI 52-110) set out the rules regarding corporate governance best practices and rules relating to audit committees, respectively. This Statement of Corporate Governance Practices has been prepared in accordance with Form 58-101F1 and has been approved by the Corporate Governance Committee and the Board. The Board has determined that the Corporation’s governance practices are generally aligned with the practices and guidelines set out in NI 58-101 and NP 58-201.

1.	Board of Directors

(a)	Disclose the identity of directors who are independent.

NP 58-201 provides that a board of directors should have a majority of independent directors. NI 52-110 provides that an “independent director” is one who has no direct or indirect material relationship with the issuer. A “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board, with the assistance of the Corporate Governance Committee and counsel to the Corporation, is responsible for determining whether or not each director is “independent”. To carry out this determination, all relationships with the Corporation, its subsidiaries and affiliates are reviewed. To assist the Board in its determination, all directors complete a detailed questionnaire which includes disclosure of any material interest and business relationships with the Corporation, its subsidiaries and affiliates, and his or her shareholdings in the Corporation.

Each of Stephen E. Bradley, Martin J.G. Glynn, Eva L. Kwok, Stanley T.L. Kwok, Frederick S.H. Ma, George C. Magnus, Colin S. Russel, Wayne E. Shaw and William Shurniak are independent.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

Victor T.K. Li, Canning K.N. Fok, Poh Chan Koh, Neil D. McGee and Frank J. Sixt are not “independent” within the meaning of NI 58-101 because they are either an executive officer of a principal shareholder of the Corporation or of an affiliate of the Corporation’s principal shareholders. Asim Ghosh is not independent as he is President and Chief Executive Officer of the Corporation.

(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

Of the 15 proposed nominees for election to the Board, 9 are “independent” under NI 58-101.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or foreign jurisdiction, identify both the director and the other issuer.

The other directorships which the Corporation’s directors hold in other reporting issuers, or the equivalent in foreign jurisdictions, are set out at pages 5 to 19 of this Circular.

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

During 2 of the 5 Board meetings held during 2012 a portion of the meeting was held without management present. In addition, a portion of 9 of 11 Committee meetings in 2012 were held without management present. Although five of the six non-independent directors are not independent under NP 58-201 because, as described above, they are either an executive officer of a principal shareholder of the Corporation or of an affiliate of the Corporation’s principal shareholders, the Board is of the view that those directors exercise independent judgment in the Corporation’s best interests in the same way as the independent directors do. Accordingly, the in-camera sessions of the non-management directors are a forum for open and candid discussions. In addition, the independent directors also met twice in 2012 without management and the non-independent directors being present.

(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Board has appointed Co-Chairs of the Board, each of whom is not “independent” under NP 58-201 as each is an executive officer of affiliates of the Corporation’s principal shareholders. Although not independent under NP 58-201, the Board is of the view that the Co-Chairs exercise independent judgment in the Corporation’s best interests in the same way as the independent directors do.

The principal responsibilities of the Co-Chairs include overseeing the Board’s effectiveness and efficiency, the general management of the Board and its processes, the maintenance of the Board’s independence from management, and the general administration of the Board’s relationship with the President and Chief Executive Officer and the other executive officers of the Corporation.

The Co-Chairs communicate regularly with Board members and provide feedback to the President and Chief Executive Officer on behalf of the Board and/or individual directors. In addition, the Co-Chairs work with the Corporate Governance Committee, which is composed of independent directors, and the President and Chief Executive Officer and the Corporate Secretary in setting Board meeting schedules and agendas.

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(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

The following table summarizes the meetings of the Board and its Committees held during 2012 and the attendance of the individual directors of the Corporation at such meetings.

Meetings of the Board and Committees
Director	Board		Audit	Compensation		Health, Safety and Environment	Corporate Governance
Victor T.K. Li	4/5	(1)
Canning K.N. Fok	5/5			0/1	(2)
Stephen E. Bradley	5/5						3/3
Asim Ghosh	5/5
Martin J.G. Glynn	5/5			1/1			3/3
Poh Chan Koh	5/5
Eva L. Kwok	5/5			1/1			3/3
Stanley T.L. Kwok	4/5	(1)				2/2
Frederick S.H. Ma	5/5		5/5			2/2
George C. Magnus	5/5		5/5
Neil D. McGee(3)	1/1					0/0
Colin S. Russel	5/5		5/5			2/2
Wayne E. Shaw	5/5					2/2	3/3
William Shurniak	5/5		5/5
Frank J. Sixt	5/5			1/1

NOTES:

(1)	Due to schedule conflicts, each of Mr. Li and Mr. Kwok were unable to attend one meeting of the Board. Directors unable to attend a meeting are provided in advance with all materials in respect of the business to be considered. Prior to the meeting he was unable to attend, Mr. Li communicated his views on the matters to be addressed to Mr. Fok, the Co-Chairman.
(2)	Due to a schedule conflict, Mr. Fok was unable to attend this meeting of the Compensation Committee. Prior to the meeting, he was fully briefed and he provided his input on all matters to be determined by the Committee. In addition, he was fully involved in the consideration and subsequent determination of the 2011 bonus and the 2012 salary for the President and Chief Executive Officer.
(3)	Mr. McGee was appointed as a director and to the Health, Safety and Environment Committee on November 9, 2012.

2.	Board Mandate

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board’s Mandate, setting out its duties and responsibilities, is attached to this Schedule “A” as Appendix “1”. The Board, as a whole, regularly reviews its Mandate.

3.	Position Descriptions

(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such person.

The Board has adopted written Duties and Responsibilities for the Co-Chairs and the Chair of each Board Committee. The Duties and Responsibilities provide that the Co-Chairs act as chief administrative officers of the Board and have the responsibilities described above under Section 1(f).

The Duties and Responsibilities of the Co-Chairs and the Chair of each Board Committee are reviewed regularly by the Corporate Governance Committee.

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The Duties and Responsibilities of the Chair of each Board Committee provide that the Chair is responsible for ensuring that the written mandate of the Committee for which he or she serves as Chair is adhered to and that the objectives of each Committee are accomplished.

Copies of the Duties and Responsibilities for the Co-Chairs and the Chair of each Board Committee can be found on the Corporation’s website at www.huskyenergy.com.

(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board has adopted Duties and Responsibilities for the President and Chief Executive Officer pursuant to which the Board has delegated to the President and Chief Executive Officer the authority to manage and supervise the business of the Corporation, including the making of all decisions regarding the Corporation’s operations that are not specifically reserved to the Board under the Board’s Mandate. The President and Chief Executive Officer is responsible for meeting the annual corporate objectives of the Corporation which are consistent with the Corporation’s overall strategic plan and budget. The Board has also approved the President and Chief Executive Officer’s specific discretionary authority.

The Duties and Responsibilities of the President and Chief Executive Officer are reviewed annually.

A copy of the Duties and Responsibilities for the President and Chief Executive Officer can be found on the Corporation’s website at www.huskyenergy.com.

4.	Orientation and Continuing Education

(a)	Briefly describe what measures the board takes to orient new directors regarding: (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

The Corporation has established and maintains an orientation program for new directors which includes briefings with senior management, copies of current statutory and operational reports and if desired, site visits to corporate facilities. New directors are provided with substantial reference material pertaining to the Corporation, its strategic focus, financial and operating history, corporate governance practices and corporate vision, the role, duties and responsibilities of the Board, its Committees and the directors and other background information. In addition, all directors annually receive a Directors Handbook containing, among other things, the Board’s Mandate, the articles and by-laws of the Corporation, an organization chart of the Corporation and its subsidiaries, corporate fact sheets, strategic plan, list of Committees and Committee Mandates and various corporate policies.

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Information sessions for all directors are held regularly on topics relating to significant aspects of the Corporation’s business and operations, including the legal, regulatory and industry requirements and environment in which the Corporation operates. The Corporate Governance Committee reviews information on governance and legal topics that may be of interest to directors, and if appropriate, invites external experts to make presentations to the Board on specified subjects. In addition, to foster the Board’s continuing familiarity with corporate matters on an ongoing basis, senior officers of the Corporation attend portions of Board meetings to report on their respective business activities.

During 2012, the Board received management presentations on the following topics as part of the continuing directors’ education program: Atlantic Region Development and Fracture Stimulation Overview. The Board also received external presentations in respect of market perceptions and China/Asia energy relations. The Corporation also annually holds an Investors Day presentation and an HSE Summit, which some of the directors attend.

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5.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)	disclose how a person or company may obtain a copy of the code;

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii)	provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Corporation has a Code of Business Conduct (the “Code”) that is applicable to all directors, officers and employees of the Corporation. A copy of the Code can be found on the Corporation’s website at www.huskyenergy.com and at www.sedar.com. Pursuant to the Code, among other things, management is expected to manage the Corporation (and the Board is expected to oversee management) in a manner that enhances shareholder value, consistent with the highest level of integrity and with the law.

In addition, in 2012 the Corporation launched a new Ethics Help Line, a reporting mechanism that provides an avenue for employees and external stakeholders to anonymously report potential breaches of the Code. Reports may be filed in two ways: by calling a toll-free telephone number, or online through a web-based reporting system. Reports deemed to require investigation will be investigated by the Help Line Investigations Committee, which is comprised of representatives from legal, corporate security, human resources, health, safety and environment, and internal audit.

The Board, through the Audit Committee, monitors compliance with the Code by reviewing with management, internal audit and the external auditors the methods used to establish and monitor the Corporation’s policies with respect to unethical or illegal activities by the Corporation’s employees that may have a material impact on the financial statements or other reporting of the Corporation. The Audit Committee is responsible, if required, for granting compliance waivers to directors and officers. No such waivers were requested by or granted to any directors or officers in 2012.

(b)	Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Any transactions or agreements in respect of which a director or an officer has a material interest are specifically mandated to be dealt with by the Corporation’s Corporate Governance Committee. The Corporate Governance Committee reviews such transactions or agreements to ensure they reflect market practice and are in the best interests of the Corporation. Any recommendations or advice pertaining to a specific matter is then communicated to the Co-Chairs and the Board. In 2012 the Corporate Governance Committee reviewed the renewal of the Corporation’s agreement to sell natural gas to and purchase steam from the Meridian cogeneration facility at Lloydminster owned by a related party.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board’s responsibilities are governed by (i) the Business Corporations Act (Alberta), (ii) the Corporation’s articles and by-laws, (iii) the Board Mandate, (iv) the Corporation’s Code of Business Conduct, (v) the Corporation’s Company Communications Disclosure and Insider Trading/Reporting Policy, (vii) the Terms of Reference of each of the Board Committees, and (vii) other corporate policies and applicable laws.

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The Corporation’s Company Communications Disclosure and Insider Trading/Reporting Policy governs the conduct of all directors, officers and employees pertaining to the disclosure of material information about the business and affairs of the Corporation and the trading in the Corporation’s securities.

Information regarding the Ethics Help Line and a copy of the Company Communications Disclosure and Insider Trading/Reporting Policy can be found on the Corporation’s website at www.huskyenergy.com.

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6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.

The Board has constituted a Corporate Governance Committee which is responsible for periodically reviewing the composition and the criteria regarding the composition of the Board and its Committees. New nominees to the Board are reviewed by the Corporate Governance Committee and the Co-Chairs and, thereafter are presented to the full Board for approval. As part of this process the Corporate Governance Committee consults with the Co-Chairs and has available a skills matrix based on broad criteria regarding personal qualifications of candidates for Board membership, such as background, business, board and international experience, technical skills (financial, legal, human resources, executive compensation) and personal characteristics, including integrity, judgment and communication skills.

A copy of the Mandate of the Corporate Governance Committee describing the Committee’s director nomination mandate can be found on the Corporation’s website at www.huskyenergy.com.

(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Board does not have a separate nominating committee as this function is performed by the Board’s Corporate Governance Committee. All of the members of the Corporate Governance Committee are independent directors.

7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

See the discussion under “Executive Compensation – Compensation Discussion and Analysis” on pages 23 to 30 of this Circular which is incorporated by reference herein.

(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors and officers, describe what steps the board takes to ensure an objective process for determining such compensation.

See the discussion under “Executive Compensation – Compensation Governance” on pages 30 to 31 of this Circular which is incorporated by reference herein.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

See the discussion under “Executive Compensation – Compensation Governance” on pages 30 to 31 of this Circular which is incorporated by reference herein.

(d)	If a compensation committee consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining the compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state the fact and briefly describe the nature of the work.

See the discussion under “Executive Compensation – Compensation Governance” on pages 30 to 31 of this Circular which is incorporated by reference herein.

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8.	Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit Committee, the Compensation Committee and the Corporate Governance Committee, the Corporation has a Health, Safety and Environment Committee.

The Mandate of the Health, Safety and Environment Committee is to:

1.	review, on a periodic basis, the Corporation’s HS&E policy, management systems and programs and any significant policy contraventions;

2.	review, on a periodic basis, the Corporation’s HS&E audit program and significant findings resulting from the program;

3.	review, on a periodic basis, compliance with governmental orders, conduct of litigation and other proceedings relating to HS&E matters;

4.	review, on a periodic basis, actions and initiatives undertaken to mitigate HS&E risk and/or HS&E matters having the potential to affect the Corporation’s activities, plans, strategies or reputation;

5.	conduct a periodic review of the Corporation’s environmental remediation program;

6.	monitor, on a periodic basis, the relationship with regulatory authorities and others outside the Corporation (including joint venture partners, neighbouring property owners, stakeholders and shareholders) on HS&E issues;

7.	carry out such other responsibilities as the Board may, from time to time, set forth; and

8.	advise and report to the Co-Chairs of the Board and the Board, relative to the duties and responsibilities set out above, from time to time, in such detail as is responsibly appropriate.

The members of each Committee and the attendance record at Committee meetings is disclosed on page 3 of this Schedule “A”.

9.	Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The process of assessing Board effectiveness is carried on through an informal process of engagement and dialogue between the Co-Chairs and the individual directors and by a formal process involving the completion of annual surveys by all of the directors. The responses to the annual assessment surveys are reviewed by the Corporate Governance Committee and the Co-Chairs, discussed with the directors, as required and lodged for the record with the Corporate Secretary.

An informal process of assessing the performance of Board Committees and individual directors is conducted by way of engagement and dialogue between the Co-Chairs, the Board Committee Chairs and individual directors.

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Appendix 1

Husky Energy Inc.

Board of Directors Mandate

A.	STEWARDSHIP RESPONSIBILITY

Subject to the Articles and By-laws of Husky Energy Inc. (the “Corporation”) and applicable laws, the Board of Directors of the Corporation (the “Board”) has stewardship responsibilities to:

1.	oversee the conduct of the business of the Corporation;

2.	provide supervising leadership and direction to the President & Chief Executive Officer and senior management of the Corporation;

3.	assess the President & Chief Executive Officer’s performance;

4.	approve policies appropriate for the business of the Corporation;

5.	approve corporate strategies and goals of the Corporation; and

6.	be accountable to the Corporation’s shareholders to establish procedures for good governance and to enhance shareholder value.

The day to day management of the business and affairs of the Corporation is delegated by the Board to the President & Chief Executive Officer. The Board will give direction and guidance, through the President & Chief Executive Officer, to senior management for achievement of corporate objectives, define senior management limitations, and monitor performance against those objectives and senior management limitations. The President & Chief Executive Officer is expected to keep senior management informed of the Board’s evaluation of the senior management in achieving and complying with established corporate objectives.

B.	COMPOSITION OF BOARD OF DIRECTORS, COMMITTEES AND SENIOR MANAGEMENT

The Board will:

1.	before each annual general meeting, recommend nominees to the shareholders for election as directors for the ensuing year;

2.	immediately following each annual general meeting:

(i)	appoint the Audit Committee, Compensation Committee, Corporate Governance Committee, Health, Safety and Environment Committee and such other committees as may be deemed appropriate from time to time, and appoint the chair as well as membership of each Committee; and

(ii)	elect Co-Chairs of the Board (who will be independent of management) and establish their duties and responsibilities. A principal responsibility of the Co-Chairs of the Board of Directors will be to manage, and act as the chief administrative officers of, the Board of Directors with such duties and responsibilities as the Board may establish from time to time.;

3.	with the advice of the Corporate Governance Committee, approve the mandate of each committee of the Board and the duties and responsibilities of each committee Chair, from time to time;

4.	appoint the President & Chief Executive Officer of the Corporation, who will be a member of the Board; and

5.	on the recommendation of the President & Chief Executive Officer, appoint the senior officers of the Corporation and approve the senior management structure of the Corporation.

C.	MEETINGS

The Board will meet not less than four times during each year and will endeavour to hold one meeting in each quarter. The Board will also meet at any other time at the call of the Co-Chairs of the Board or, subject to the Articles and By-laws of the Corporation, the President & Chief Executive Officer or any director.

Directors may be present at meetings of the Board either in person or by telephone or other communications facilities which permit all persons participating in the meeting to hear each other.

D.	SPECIFIC DUTIES AND RESPONSIBILITIES

The Board will have the specific duties and responsibilities as described below.

1.	Approve annually, monitor and provide guidance on the strategic planning process and long term goals for the Corporation (the President & Chief Executive Officer and senior management will have direct responsibility for the ongoing strategic planning process and the establishment of long term goals for the Corporation).

2.	Establish annual performance objectives against which to measure corporate and senior management performance and, based on the reports from the President & Chief Executive Officer, monitor the success of such corporate and senior management performance.

3.	With advice from the Audit Committee and the Health, Safety and Environment Committee, in respect of their respective areas of oversight, identify the principal risks of the Corporation’s business and use reasonable steps to ensure the implementation of appropriate systems to manage such risks, and in doing so attempt to achieve a proper balance between such risk and the potential return to shareholders.

4.	In regards to the Corporation’s management:

(i)	Delegate to the President & Chief Executive Officer the authority to manage and supervise the business of the Corporation, including making of all decisions regarding the Corporation’s operations, subject to limitations on such delegation as prescribed in applicable laws and any limitations the Board determines are required in the exercise of the authority delegated to the President & Chief Executive Officer.

(ii)	With advice from the Compensation Committee, establish the duties and responsibilities of the President & Chief Executive Officer and assess and evaluate the performance of the President & Chief Executive Officer against such standards.

(iii)	Approve operational policies within which senior management will operate.

(iv)	Take reasonable steps to ensure the Corporation has management of the highest caliber.

(v)	Take reasonable steps to ensure that the President & Chief Executive Officer has in place adequate programs to recruit, retain, develop and assess the performance of senior management.

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(vi)	With advice from the Compensation Committee, satisfy itself that senior management compensation is linked appropriately to corporate performance (responsibility being carried out primarily through the appointment of the President & Chief Executive Officer as the Corporation’s business leader).

(vii)	Keep in place adequate and effective succession plans for the President & Chief Executive Officer and senior management and review such plans on an annual basis.

5.	With advice from the Audit Committee, approve the Corporation’s annual financial plans.

6.	With advice from the Audit Committee, oversee the integrity of the Corporation’s internal controls and management information systems.

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7.	Approve the Corporation’s communications policy, monitor the policies and procedures that are in place to provide for effective and timely communication by the Corporation with its shareholders, and with the public generally, including effective means to enable shareholders to communicate with the Board and senior management and to monitor the policies and procedures that are in place to maintain a strong, cohesive and positive image of the Corporation with shareholders, the oil and gas industry, governments and the public generally.

8.	Require that it be kept informed of the Corporation’s major activities and performance and take appropriate action to correct inadequate performance.

9.	Provide for the independent functioning of the Board by putting in place appropriate procedures at such times as is desirable or necessary through:

(i)	the establishment of regular “in camera sessions” without the President & Chief Executive Officer and senior management being present; and

(ii)	the engagement of outside advisers, at the Corporation’s expense.

Effective Date: February 24, 2010

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Husky Energy Inc.
707 Eighth Avenue S.W. Calgary, Alberta T2P 3G7
www.huskyenergy.com

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